Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

WELLSPRING PARTNERS LTD.

THE SHAREHOLDERS OF

WELLSPRING PARTNERS LTD.

and

HURON CONSULTING GROUP HOLDINGS LLC

Dated as of December 29, 2006

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Exhibits

Exhibit A	Form of Senior Management Agreement
Exhibit B	Form of Opinion of the Company’s and Sellers’ Counsel

Disclosure Schedules

Schedule	Description
1.1A	Financial Statements
2.4	Accounts Receivable
2.5(b)(ii)	Earn-Out Multiple
2.5(b)(iv)	EBITDA Target
2.6(c)	Gross Margin Goal Percentage
3.1	Ownership of Shares
3.5	Sellers Required Consents
3.7	Sellers and Company Brokers and Finders
4.1	Jurisdictions
4.2(b)	Capitalization of Subsidiaries
4.2(c)	Other Securities and Interests
4.2(d)	Contractual Obligations Relating to Securities
4.5	Company Required Consents
4.6	Undisclosed Liabilities
4.8	Absence of Change
4.9	Compliance With Laws
4.10	Permits
4.11	Litigation; Judgments
4.12(a)	Engagements
4.12(b)	Pre-Closing Clients
4.13	Contracts
4.14(b)	Personal Property
4.16(a)	Owned Intellectual Property Rights
4.16(c)	Infringement of Intellectual Property Rights
4.17	Tax Matters
4.18(a)(i)	Company Employees
4.18(a)(ii)	Independent Contractors
4.18(d)	Personnel Manuals
4.19	Company Benefit Plans
4.20	Insurance
4.21	Affiliate Transactions
5.5	Purchaser Required Consents

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of December 29, 2006, is by and among WELLSPRING PARTNERS LTD., a Delaware corporation (the “Company”), the shareholders of the Company listed on the signature pages hereto (collectively, “Sellers”), and HURON CONSULTING GROUP HOLDINGS LLC, a Delaware limited liability company (“Purchaser”).

RECITALS

WHEREAS, Sellers own all of the issued and outstanding shares of the capital stock of the Company, which consists of 6,124 shares of common stock, no par value per share (the “Shares”), of the Company; and

WHEREAS, on the terms and subject to the conditions of this Agreement, Sellers desire to sell, and Purchaser desires to purchase, all of Sellers’ right, title and interest in and to the Shares.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which is acknowledged, Sellers and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

1.1 Specific Definitions. As used in this Agreement, the following terms have the following meanings:

“Accounts Receivable” means any and all accounts receivable and other receivables of the Company and the Subsidiaries.

“Adjustment Statement” has the meaning specified in Section 2.3(b).

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person through the ownership of such Person’s voting securities, by Contract or otherwise.

“Agreement” means this Stock Purchase Agreement, as the same may be amended or supplemented from time to time in accordance with its terms.

“Basket” has the meaning specified in Section 10.4(a).

“Base Working Capital Amount” means $0.00.

“Blue Mountain A/R Amount” has the meaning specified in Section 2.4(b).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Calculation Periods” has the meaning specified in Section 2.5(b)(i).

“Claim Notice” has the meaning specified in Section 10.3(a).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor Law and the Treasury regulations promulgated thereunder.

“Combined Healthcare Practice” means the combined healthcare practices of Purchaser, the Company and the Subsidiaries after the Closing Date, as described in more detail in Section 2.6.

“Company” has the meaning specified in the preamble.

“Company Benefit Plans” has the meaning specified in Section 4.19(a).

“Company Employees” has the meaning specified in Section 4.18(a).

“Company Intellectual Property” means the Intellectual Property Rights owned or used by the Company or any of the Subsidiaries.

“Completed Engagements” means all client engagements, whether written or oral, of the Company or any of the Subsidiaries that have been completed in their entirety prior to the Closing Date.

“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement, dated November 27, 2006, between the Company, Sellers and Purchaser.

“Consent” means any consent, waiver, approval, authorization, exemption, registration or declaration.

“Contested Adjustments” has the meaning specified in Section 2.3(b).

“Contracts” means all oral or written agreements, contracts, leases, purchase and sale orders, arrangements, commitments, understandings, instruments and licenses that are intended or purport to be binding and enforceable, to which the Company or any of the Subsidiaries is a party or is otherwise bound.

“Counter Notice” has the meaning specified in Section 10.3(c).

“Damages” has the meaning specified in Section 10.1.

“Direct Claim” has the meaning specified in Section 10.3(a).

“Disclosure Schedules” has the meaning specified in Article III.

“Earn-Out Calculation Statement” has the meaning specified in Section 2.5(c)(i).

“Earn-Out Multiple” has the meaning specified in Section 2.5(b)(ii).

“Earn-Out Payment” has the meaning specified in Section 2.5(a).

“Earn-Out Period” has the meaning specified in Section 2.5(a).

“EBITDA Amount” has the meaning specified in Section 2.5(b)(iii).

“EBITDA Target” has the meaning specified in Section 2.5(b)(iv).

“Enforceability Limitations” means limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally from time to time in effect or general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, partnership, limited liability company, sole proprietorship, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of section 414 of the Code.

“Excluded Liabilities” means all Liabilities of the Company and the Subsidiaries arising from the conduct of the Company or any of the Subsidiaries prior to the Closing Date, including, (i) all costs and expenses of the Company, the Subsidiaries and Sellers incurred incident to the negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions hereto, (ii) all Liabilities arising from the performance of the Completed Engagements or the In-Process Engagements prior to the Closing Date, (iii) all Liabilities to employees of the Company or any of the Subsidiaries incurred prior to the Closing Date, including Liabilities arising from the termination of employment of any employee of the Company or any of the Subsidiaries, (iv) all Liabilities for Taxes relating to a Pre-Closing Tax Period (for this purpose, Taxes relating to the Pre-Closing Tax Period shall include (1) the amount of any Tax assets attributable to deductions relating to a Pre-Closing Tax Period that are taken into account in computing the working capital adjustment pursuant to Section 2.3 net of (2) the amount of any liability for Taxes relating to a Pre-Closing Tax Period that are taken into account in computing the working capital adjustment pursuant to Section 2.3), and (v) all other Liabilities related to the conduct of the Company or any of the Subsidiaries prior to the Closing Date, except Liabilities (A) for which an appropriate accrual is reflected in the Financial Statements or the Final Closing Date Balance Sheet or (B) arising in connection with performance under the Contracts from and after the Closing Date. Notwithstanding the foregoing, in the event that the Closing Date is January 2, 2007, Purchaser will assume all employee-related Liabilities of the Company and the Subsidiaries, including all W-2 and other Tax and governmental filing obligations related to employment matters for periods after 12:00 a.m. January 1, 2007, effective as of 12:01 a.m. January 1, 2007.

“Final Closing Date Balance Sheet” has the meaning specified in Section 2.3(b).

“Financial Statements” means (i) the audited consolidated balance sheets and statements of income, stockholders’ equity and cash flow as of and for the years ended December 31, 2004 and 2005 for the Company and the Subsidiaries and (ii) the unaudited consolidated balance sheet and statements of income, stockholders’ equity and cash flow (the “Most Recent Financial Statements”) as of and for the nine months ended September 30, 2006 for the Company and the Subsidiaries, all of which are included in Schedule 1.1A.

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or other political subdivision thereof or any entity, body, regulatory or administrative authority, agency, commission, court, tribunal or judicial body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“In-Process Engagements” means all client engagements of the Company or any of the Subsidiaries, whether written or oral, that are in process as of the Closing Date.

“Indemnified Party” has the meaning specified in Section 10.3.

“Indemnifying Party” has the meaning specified in Section 10.3.

“Independent Accounting Firm” has the meaning specified in Section 2.3(b).

“Initial Purchase Price” has the meaning specified in Section 2.2.

“Instrument” has the meaning specified in Section 11.15(b).

“Intellectual Property Rights” means, collectively, (i) all inventions, improvements, U.S., foreign and international design and utility patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, and extensions of any patent or patent application), industrial designs and applications for registration of industrial designs, including all rights, to the extent permitted by Law, to file corresponding applications in any country in the world; (ii) all trade secrets, know-how and confidential or proprietary information, whether patentable or unpatentable, including but not limited to, technologies in development, computer programs and other computer software (including software systems and applications), internet sites, domains, domain names and related software, user interfaces, topographies, source code, object code, algorithms, display screens, layouts, development tools, instructions, templates, evaluation software and hardware, formulae and information, manufacturing, engineering, and other drawings and manuals, recipes, technology, processes, designs, lab journals, notebooks, schematics, data, plans, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information, including those related to products under development, and further including any rights as permitted by Law to obtain patents thereon in any country in the world; (iii) all trademarks, service marks and trade dress (whether registered, unregistered or existing at common law), internet domain names, business names and trade names, trademark registrations and applications, including the goodwill associated therewith, and copyrights (registered and unregistered); and (iv) all other intellectual property rights of any nature.

“IRS” means the U.S. Internal Revenue Service.

“Judgments” means any judgments, injunctions, orders, decrees, writs, rulings or awards of any court or other judicial authority or any Governmental Authority of competent jurisdiction.

“Knowledge” means with respect to Sellers or the Company, the actual knowledge of Sellers, in each case after reasonable inquiry.

“Laws” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order or decree.

“Liability” means any liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent or otherwise, and whether due or to become due.

“Liens” means all liens, mortgages, easements, charges, security interests, options or other encumbrances.

“Managing Directors” means David M. Shade, George W. Whetsell, John F. Tiscornia, Janice James, Ramona G. Lacy and Gordon J. Mountford.

“Material Adverse Effect” means any change, effect or circumstance that, individually or in the aggregate, is reasonably likely to have a material adverse effect on (i) the business, operations, assets, liabilities, results of operations, cash flows, condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (ii) Sellers’ ability to consummate the transaction contemplated hereby.

“Most Recent Financial Statements” has the meaning specified in the definition of “Financial Statements.”

“Net Closing Date Working Capital” means the combined net book value of all current assets of the Company and the Subsidiaries minus the combined net book value of all current liabilities of the Company and the Subsidiaries as reflected in the Final Closing Date Balance Sheet. For the avoidance of doubt, the Final Closing Date Balance Sheet shall include an accrual for the estimated costs and expenses of terminating or freezing the employee benefit plans referred to in Sections 6.8(b) and (c) and shall include a credit representing the expected Tax benefit to Purchaser of the payment of such costs.

“Non-Competition Period” has the meaning specified in Section 6.10(a).

“PBGC” has the meaning specified in Section 4.19(b)(xi)(E).

“Permits” means all permits, authorizations, approvals, registrations, licenses, certificates, variances, franchises, rights granted by or obtained from any Governmental Authority, as well as applications for any of the foregoing.

“Permitted Liens” means (i) Liens, and rights to Liens, of mechanics, warehousemen, carriers, repairmen and others arising by operation of law and incurred in the ordinary course of business, securing obligations not yet delinquent or being contested in good faith by appropriate Proceedings and (ii) the equipment financing liens set forth on Schedule 4.13 hereto.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including any Governmental Authority.

“Practice” means the healthcare consulting practice of the Company and the Subsidiaries which includes labor productivity management, non-labor supply chain cost management, revenue cycle management, general integrated services, and valuation services, as conducted by the Company and the Subsidiaries prior to the Closing Date.

“Pre-Closing Clients” means those Persons to which the Company or any of the Subsidiaries provided consulting services on or prior to the Closing Date pursuant to In-Process Engagements or Completed Engagements.

“Pre-Closing Tax Period” shall mean (i) any Tax period ending on or before the close of business on the Closing Date and (ii) in the case of any Tax period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date.

“Preliminary Closing Date Balance Sheet” has the meaning specified in Section 2.3(a).

“Proceeding” means any action, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing, inquiry or investigation.

“Purchase Price” has the meaning specified in Section 2.2.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Indemnified Party” means Purchaser, Purchaser’s Affiliates (including the Company after the Closing Date) and their respective directors, officers, shareholders, attorneys, accountants, representatives, agents and employees, and their respective heirs, successors and assigns.

“Receivables Holdback” means $300,000.

“Reference Balance Sheet” means the unaudited balance sheet of the Company as of September 30, 2006 set forth on Schedule 1.1A.

“Related Agreements” means the Senior Management Agreements and any other agreement or instrument that is to be entered into or delivered pursuant to this Agreement on or prior to the Closing Date.

“Released Parties” has the meaning specified in Section 11.15(d).

“Required Consents” has the meaning specified in Section 3.5.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Seller Indemnified Parties” means Sellers, Sellers’ Affiliates (other than the Company) and their respective directors, officers, shareholders, partners, attorneys, accountants, representatives, agents and employees, and their respective heirs, successors and assigns.

“Sellers” has the meaning specified in the preamble.

“Sellers’ Representative” has the meaning specified in Section 11.15(a).

“Senior Management Agreements” means the Senior Management Agreements, to be executed and effective as of the Closing Date, in substantially the form of Exhibit A.

“Shares” has the meaning specified in the recitals.

“Subsidiaries” mean the Persons other than the Company listed on Schedule 4.1.

“Tax Returns” means any report, return, declaration or other filing required to be supplied to any Taxing Authority or Person with respect to Taxes, including any amendments to such reports, returns, declarations or other filings.

“Taxes” means all taxes however denominated imposed by any Governmental Authority or any agency or political subdivision of any such Governmental Authority, including all net income, alternative or add-on minimum taxes, gross income, gross receipts, sales, use, goods and services, ad valorem, earnings, franchise, profits, license, withholding (including all obligations to withhold or collect for Taxes imposed on others), payroll, employment, excise, severance, stamp, occupation, premium, property, excess profit or windfall profit taxes, custom duty, value added or other taxes, governmental fees or other like assessments or charges of any kind whatsoever, together with any interest and any penalties or additions to such Taxes.

“Taxing Authority” means the United States or any entity, body, instrumentality, division, bureau or department of any Governmental Authority, or any agent thereof, legally authorized to assess, lien, levy or otherwise collect, litigate or administer Taxes.

“Third Party Claim” has the meaning specified in Section 10.3(a).

“Transfer Taxes” has the meaning specified in Section 6.6(c).

“Uncollected Amount” has the meaning specified in Section 2.4.

“United States” and “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

1.2 Other Definitional Provisions. (a) All underscored references to Articles, Sections and Exhibits are references to Articles, Sections and Exhibits of this Agreement. All underscored references to Schedules are references to the Disclosure Schedules.

(b) Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement.

(c) The words “include,” “includes” and “including” are not limiting.

(d) The terms “dollars” and “$” mean U.S. dollars.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in and to the Shares, free and clear of all Liens.

2.2 Purchase Price. Purchaser shall deliver or cause to be delivered to Sellers (in proportion to their respective ownership percentage in the Company) at the Closing, as payment for the sale, transfer, conveyance, assignment and delivery of the Shares, subject to adjustment as set forth in Sections 2.3, 2.4 and 2.5, same-day funds by wire transfer to the accounts specified by Sellers in writing at least one Business Day prior to the Closing in the total amount of (a) $65,000,000 minus (b) the Receivables Holdback (the “Initial Purchase Price”). The Initial Purchase Price, as adjusted pursuant to Sections 2.3, 2.4 and 2.5, is referred to herein as the “Purchase Price.”

2.3 Working Capital Adjustment. (a) Promptly following the Closing Date, but in any event within 60 days thereof, Purchaser shall deliver to Sellers a balance sheet for the Company as of the close of business on the Closing Date (the “Preliminary Closing Date Balance Sheet”). The Preliminary Closing Date Balance Sheet shall be prepared in accordance with GAAP and in a manner which is consistent with the historical accounting practices of the Company and the methodology used in the preparation of the Reference Balance Sheet to the extent consistent with GAAP.

(b) Sellers shall have 30 days after delivery of the Preliminary Closing Date Balance Sheet by Purchaser to review the same, and to propose any adjustments thereto. All adjustments proposed by Sellers shall be set out in a written statement delivered to Purchaser (the “Adjustment Statement”) and shall be incorporated into the Preliminary Closing Date Balance Sheet, except for such proposed adjustments to which Purchaser objects within 15 days of delivery thereof to Purchaser. If Purchaser objects to the Adjustment Statement within said 15-day period (the adjustments to which Purchaser objects being referred to herein as the

“Contested Adjustments”), Purchaser and Sellers shall make the appropriate adjustments to the Initial Purchase Price (in accordance with Section 2.3(c)) with respect to any uncontested adjustments and shall use reasonable efforts to resolve their dispute regarding the Contested Adjustments. If a final resolution thereof is not reached within ten Business Days of Sellers’ receipt of Purchaser’s objections thereto, Purchaser and Sellers shall make the appropriate adjustments to the Initial Purchase Price (in accordance with Section 2.3(c)) with respect to any Contested Adjustments which are no longer in dispute and either Purchaser or Sellers shall thereafter be entitled to refer any remaining disputes to a nationally recognized accounting firm acceptable to Purchaser and Sellers or in the absence of agreement on the accounting firm, to Grant Thornton LLP (the “Independent Accounting Firm”). If an Independent Accounting Firm is retained, each of Purchaser and Sellers shall submit to the Independent Accounting Firm not later than ten Business Days after its appointment, a written statement summarizing its position on the Contested Adjustments, together with such supporting documentation as it deems necessary or as may be requested by the Independent Accounting Firm. The Independent Accounting Firm shall be instructed to render its decision as to the Contested Adjustments based on the terms of this Agreement within 30 days of receipt of the written statements of Purchaser and Sellers. The decision of the Independent Accounting Firm as to the Contested Adjustments shall be final and binding on, and shall not be subject to appeal by Purchaser or Sellers. The Preliminary Closing Date Balance Sheet shall be revised as necessary to reflect the decision of the Independent Accounting Firm, and the other modifications thereto previously agreed by Purchaser and Sellers (the Preliminary Closing Date Balance Sheet, as so adjusted, being referred to herein as the “Final Closing Date Balance Sheet”). The fees and expenses of the Independent Accounting Firm shall be shared equally by Purchaser, on the on hand, and Sellers, on the other hand.

(c) The Initial Purchase Price shall be (i) increased on a dollar-for-dollar basis by the amount, if any, that the Net Closing Date Working Capital reflected on the Final Closing Date Balance Sheet exceeds the Base Working Capital Amount or (ii) decreased on a dollar-for-dollar basis by the amount, if any, that the Net Closing Date Working Capital reflected on the Final Closing Date Balance Sheet is less than the Base Working Capital Amount. Purchaser agrees to pay Sellers the amount of any excess determined in accordance with clause (i) above, if any, and Sellers agree to pay Purchaser the amount of any deficiency determined in accordance with clause (ii) above, if any, in each case, within three Business Days after the Final Closing Date Balance Sheet is finally determined in accordance with Section 2.3(b). Said amount shall be paid with interest at a rate equal to the prime rate as published from time to time by Bank of America in the Wall Street Journal from (and including) the Closing Date through (but excluding) the date of payment, by means of a wire transfer of immediately available funds to such bank account designated in writing by Purchaser or Sellers, as the case may be, on or prior to the date which is no later than two Business Days prior to the date on which such payment is due.

2.4 Accounts Receivable. (a) Within five Business Days following the termination of the 180-day period following the Closing Date, Purchaser shall (a) deliver to Sellers an amount in cash equal to (i) the Receivables Holdback minus (ii) the aggregate amount of the face value of the Accounts Receivable that were included in the Final Closing Date Balance Sheet but which were not collected by the Company as of the end of such 180-day period (such amount being referred to herein as the “Uncollected Amount”) and (b) cause the Company to convey to Sellers all right, title and interest of the Company in and to the Accounts Receivable underlying the Uncollected Amount. Purchaser shall provide Sellers with reasonable access to the books and records of the Company which are relevant to the collection of the Accounts Receivable in order to permit Sellers to verify the amount of the Accounts Receivable that have been collected by the Company. For the 180-day period referred to in this Section 2.4, Purchaser shall retain those employees of the Company whose job description and employment experience with the Company involves the collection of Accounts Receivable and shall permit Sellers to reasonably utilize such employees to collect the Accounts Receivable relating to the Uncollected Amount during such period.

(b) Notwithstanding anything to the contrary in Section 2.04(a), if the amount of the Accounts Receivable relating to the account set forth on Schedule 2.4(b) (the “Blue Mountain A/R Amount”) shall not have been collected by the Company by the end of the 180-day period specified in Section 2.04(a), (i) the Company shall have until December 31, 2007 to collect the Blue Mountain A/R Amount, (ii) the Blue Mountain A/R Amount shall not be subtracted from the Receivables Holdback for purposes of the calculation in Section 2.04(a) and (iii) the Company’s right, title and interest in and to the Blue Mountain A/R Amount shall not be conveyed to Sellers as contemplated by Section 2.04(a). If the Company has not collected the Blue Mountain A/R Amount by December 31, 2007, Purchaser shall (A) deduct the Blue Mountain A/R Amount from any Earn-Out Payment to be made to Sellers for the 2007 Calculation Period (or, to the extent such Earn-Out Payment is less than the Blue Mountain A/R Amount, any Earn-Out Payment for any subsequent Calculation Period) and (B) cause the Company to convey to Sellers all right, title and interest of the Company in and to the Blue Mountain A/R Amount.

2.5 Earn-Out Payments. (a) As additional consideration for the sale of the Shares by Sellers to Purchaser, for the five-year period beginning on January 1, 2007 and ending on December 31, 2011 (the “Earn-Out Period”), Purchaser shall pay to Sellers (to an account specified by Sellers in writing at least one Business Day prior to the date the payment for the 2007 Calculation Period is due) with respect to each Calculation Period within the Earn-Out Period an amount (each, an “Earn-Out Payment”) equal to (i)(A) the EBITDA Amount for such Calculation Period minus (B) the EBITDA Target for such Calculation Period, multiplied by (ii) Earn-Out Multiple for such Calculation Period; provided, however, that no Earn-Out Payment shall be made in any Calculation Period unless the Combined Healthcare Practice shall have achieved an EBITDA Amount for such Calculation Period greater than the EBITDA Target for such Calculation Period.

(b) For purposes hereof, the following definitions shall apply:

(i) “Calculation Periods” means (i) the twelve-month period beginning on January 1, 2007 and ending on December 31, 2007, (ii) the twelve-month period beginning on January 1, 2008 and ending on December 31, 2008, (iii) the twelve-month period beginning January 1, 2009 and ending on December 31, 2009, (iv) the twelve-month period beginning January 1, 2010 and ending on December 31, 2010 and (v) the twelve-month period beginning January 1, 2011 and ending on December 31, 2011.

(ii) “Earn-Out Multiple” means with respect to any Calculation Period, the multiple set forth for such Calculation Period on Schedule 2.5(b)(ii).

(iii) “EBITDA Amount” means with respect to any Calculation Period, the net operating income of the Combined Healthcare Practice for such Calculation Period, before the subtraction of any interest, income Taxes, depreciation or goodwill amortization; provided, however, that any negative EBITDA generated by Purchaser’s Healthcare Interim Management Practice (considered in isolation from the remainder of the Combined Healthcare Practice) shall not be included in the EBITDA Amount. All calculations of EBITDA Amount shall be made in accordance with GAAP as in effect on the Closing Date, as applied by Purchaser consistent with past practices. In calculating the EBITDA Amount, only inter-company payroll expenses for employees of other practices of Purchaser and its Affiliates (and non-reimbursable out-of-pocket expenses and direct benefit expenses attributable to such employees), seconded to or otherwise engaged in work primarily on behalf of the Combined Healthcare Practice, shall be included as expenses for purposes of the calculation of the EBITDA Amount. In addition, the direct practice-wide expenses, including marketing, advertising, training, outside recruiting and practice development costs and expenses of the Combined Healthcare Practice shall be included in the calculation of the EBITDA Amount.

(iv) “EBITDA Target” means with respect to any Calculation Period, the amount for such Calculation Period set forth on Schedule 2.5(b)(iv).

(c) (i) Within 90 days of the end of each Calculation Period, Purchaser shall prepare a statement setting forth Purchaser’s calculation of the amount of the Earn-Out Payment that is due with respect to such Calculation Period (each, an “Earn-Out Calculation Statement”). Concurrently with the delivery of each Earn-Out Calculation Statement, Purchaser shall pay to Sellers the amount of the Earn-Out Payment reflected thereon by wire transfer of immediately available funds to the account specified by Sellers in writing pursuant to Section 2.5(a). In addition to an Earn-Out Calculation Statement, Purchaser shall provide Sellers such additional documentation and supporting information as may be necessary to allow Sellers to review and verify Purchaser’s determinations and calculations as reflected in each such Earn-Out Calculation Statement.

(ii) Sellers shall notify Purchaser in writing of any dispute that Sellers may have with an Earn-Out Calculation Statement and related Earn-Out Payment within 30 days of the receipt thereof by Sellers. If Sellers so notify Purchaser of their dispute with an Earn-Out Calculation Statement and related Earn-Out Payment, Sellers and Purchaser shall attempt in good faith to resolve such dispute within 30 days of receipt by Purchaser of Sellers’ notice of the dispute and within three Business Days of the resolution of the dispute by Sellers and Purchaser, the Earn-Out Calculation Statement shall be revised accordingly and any payments required to be made as a result thereof shall be paid. If within said 30-day period, Sellers and Purchaser are unable to resolve the dispute, either Purchaser or Sellers shall be entitled to submit the dispute for resolution to an Independent Accounting Firm. If an Independent Accounting Firm is retained, each of Purchaser and Sellers shall submit to the Independent Accounting Firm not later than ten Business Days after the Independent Accounting Firm’s appointment, a written statement summarizing Purchaser’s or Sellers’ position on the dispute, together with such supporting documentation as Purchaser or Sellers deem(s) necessary or as may be requested by the Independent Accounting Firm. The Independent Accounting Firm shall be instructed to render its decision as to the dispute based on the terms of this Agreement within 30 days of receipt of the written statements of Purchaser and Sellers. The decision of the Independent Accounting Firm as to the dispute shall be final and binding on, and shall not be subject to appeal by, Purchaser or Sellers. The Earn-Out Calculation Statement shall be revised as necessary to reflect the decision of the Independent Accounting Firm and any payments required to be made as a result thereof shall be paid within three Business Days of the final determination by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be shared equally by Purchaser, on the one hand, and Sellers, on the other hand.

(iii) During the Earn-Out Period, appropriate measures will be taken by Purchaser to ensure that the Company continues to generate separate financial statements for the Practice and the Combined Healthcare Practice sufficient to allow the Earn-Out Payments to be calculated and reviewed in accordance with this Agreement.

(d) In calculation of the Earn-Out Payment, the EBITDA Amount and the EBITDA Target will be adjusted as other practice groups of Purchaser and its Affiliates are integrated into the Combined Healthcare Practice. In addition, adjustments may be made over time as mutually agreed to by Sellers and Purchaser to effectuate the intent of merger integration and cost savings and these earn-out provisions in the event of changes in the Combined Healthcare Practice operations not contemplated hereby.

(e) Purchasers and Seller shall cooperate to establish an integration savings plan and set targets for such savings on or prior to June 1, 2007.

2.6 Business Unit Leadership. (a) As soon as practical following the Closing Date, the Practice will be integrated with Purchaser’s and its Affiliates healthcare practice to form the Combined Healthcare Practice. This integration will include combining Purchaser’s existing Healthcare Provider Practice (Non-Labor Supply Chain Cost Management and Revenue Cycle Management) and Purchaser’s Healthcare Interim Management Practice with the Company’s (i) Labor Productivity Management, (ii) Non-Labor Supply Chain Cost Management, (iii) Revenue Cycle Management, (iv) General Integrated Services and (v) Valuation Services.

(b) With effect as of the Closing Date, David M. Shade will serve as the Practice Leader of the Combined Healthcare Practice and will report directly to the the Chief Executive Officer. During the Earn-Out Period, either David M. Shade or another individual designated by Purchaser’s Chief Executive Officer and reasonably acceptable to Sellers, will continue to serve as the Practice Leader of the Combined Healthcare Practice. The Practice Leader of the Combined Healthcare Practice shall also serve on Purchaser’s Executive Team during the Earn-Out Period.

(c) During the Earn-Out Period, subject to Section 2.6(d), the Practice Leader of the Combined Healthcare Practice shall coordinate and participate substantively in the Combined Healthcare Practice’s budgeting process, shall have the authority to hire, retain and terminate Combined Healthcare Practice personnel, shall have the authority to restructure and reorganize the Combined Healthcare Practice, shall have the authority to continue the existing compensation plan of the Practice’s personnel in its current form, provided that in any fiscal year in which the Combined Healthcare Practice does not achieve its gross margin goal of not less than the percentage specified in Schedule 2.6(c), any bonus compensation to personnel of the Combined Healthcare Practice shall require the express approval of the Chief Executive Officer of Purchaser or his designee. The annual gross margin goal for the Combined Healthcare Practice will be established in a manner and at a level consistent with the then-current overall annual gross margin goal of Purchaser, as set forth in Schedule 2.6(c). In addition, without the approval of the Chief Executive Officer of Purchaser, no bonus compensation of an employee of the Combined Healthcare Practice shall exceed 100% of such employee’s base salary. Any Earn-Out Payments payable to a Seller shall not be taken into account in calculating such Seller’s base salary or whether bonus payments are being made using the same methodology as used by Purchaser with respect to other employees of the Combined Healthcare Practice. The Practice Leader of the Combined Healthcare Practice shall have such other authority with respect to the operations of the Combined Healthcare Practice as a Practice Leader of Purchaser typically has.

(d) Notwithstanding anything in this Section 2.6 to the contrary, the operation of the Combined Healthcare Practice shall at all times be subject to the oversight of Purchaser’s Chief Executive Officer or his designee and to the general accounting, financial reporting, human resources and other policies and practices of Purchaser.

(e) From the Closing Date until December 31, 2009, the “Wellspring” tradename will be utilized to market the Combined Healthcare Practice, provided that it is dual branded as “a Huron Consulting Group Company.” After December 31, 2009, at the discretion of Purchaser, the “Wellspring” tradename may cease to be used to market the Combined Healthcare Practice.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as disclosed in the schedules referred to in this Agreement (the “Disclosure Schedules”) delivered at or prior to the date of this Agreement (it being understood that each schedule of the Disclosure Schedules shall list all items applicable to such schedule), Sellers jointly and severally represent and warrant to Purchaser as follows:

3.1 Ownership of Shares. Each Seller is the owner, beneficially and of record, of the number of Shares set forth opposite such Seller’s name on Schedule 3.1, free and clear of any and all Liens. The aggregate of such Shares constitute all of the issued and outstanding shares of the capital stock of the Company.

3.2 Authorization. Each Seller has the requisite right, power and legal capacity to execute, deliver and perform this Agreement and his or her Related Agreements and to consummate the transactions contemplated hereby and thereby.

3.3 Binding Effect. This Agreement has been duly executed and delivered by Sellers and, assuming the due authorization, execution and delivery of this Agreement and the Related Agreements by Purchaser, this Agreement is, and each Related Agreement will after the Closing be, legal, valid and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms, subject to the Enforceability Limitations.

3.4 No Violations. The execution, delivery and performance by Sellers of this Agreement and the Related Agreements and the consummation of the transactions contemplated by this Agreement and the Related Agreements do not and will not (a) subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Seller under, or result in the creation of any Lien upon any of the assets of any Seller under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the forgoing under, any contract or agreement to which any Seller is a party or to which any of Sellers’ assets or properties is subject or (b) subject to obtaining the Required Consents, violate or result in a breach of, or constitute a default under, any Law or Judgment applicable to any Seller or by which any Seller or any of its assets or properties is bound or affected, except for any conflict, breach, default, termination, cancellation, acceleration or violation which, individually or in the aggregate, would not reasonably be expected to materially impair Sellers’ ability to effect the Closing and to perform Sellers’ other obligations hereunder.

3.5 Consents and Approvals. Except as set forth on Schedule 3.5 (together with the Consents, notices and filings referred to in Schedules 3.5, 4.6 and 5.5, the “Required Consents”), no Consent is required to be obtained by Sellers from, and no notice or filing is required to be given by Sellers to, or made by Sellers with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Sellers of this Agreement and the Related Agreements, other than in all cases where the failure to obtain such Consent or to give or make such notice or filing would not, individually or in the aggregate, reasonably be expected to materially impair Sellers’ ability to effect the Closing and to perform Sellers’ other obligations hereunder.

3.6 Litigation. There is no Proceeding pending or, to the Knowledge of Sellers, threatened by or against any Seller (a) relating to the Practice or the Company (or any of its officers, directors, employees or agents in their capacity as such), (b) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (c) that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement. Sellers have not received notice from a third party asserting facts or circumstances which are reasonably likely to give rise to the initiation of a Proceeding against Sellers relating to the Practice or the Company.

3.7 Brokers and Finders. Except as set forth on Schedule 3.7, no investment banker, broker, finder or other intermediary (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from Sellers or the Company or any Affiliate of any Seller or the Company in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE COMPANY AND SELLERS RELATING TO THE COMPANY

Except as disclosed in the Disclosure Schedules (it being understood that each schedule of the Disclosure Schedules shall list all items applicable to such schedule), Sellers and the Company jointly and severally represent and warrant to Purchaser as follows:

4.1 Organization. The Company and the Subsidiaries are duly organized, validly existing and in good standing under the Laws of their respective jurisdictions of organization, with all requisite corporate or other power and authority to conduct their businesses as they are now being conducted and to own, lease and operate their properties where now conducted, owned, leased or operated. The Company and the Subsidiaries are duly licensed or qualified to do business and are in good standing as foreign corporations (or other entities, as applicable) in each jurisdiction where such license or qualification is required to carry on their respective businesses as now conducted, except where the failure to be so qualified or licensed or in good standing, as the case may be, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The jurisdictions in which the Company and each of the Subsidiaries are incorporated or licensed or qualified to do business as foreign corporations (or other entities, as applicable) are set forth on Schedule 4.1.

4.2 Capitalization. (a) The authorized capital stock of the Company consists of 10,000 Shares, of which 6,124 Shares are issued and outstanding. All of the issued and outstanding Shares (i) have been duly authorized and are validly issued, fully paid and nonassessable, (ii) are, and when issued were, free of preemptive rights and (iii) are held beneficially and of record by Sellers free and clear of all Liens. There are no Shares held in the treasury of the Company, and no Shares are currently reserved for issuance for any purpose or upon the occurrence of any event or condition.

(b) The authorized, issued and outstanding capital stock of each Subsidiary, and the legal and beneficial ownership thereof, are accurately set forth on Schedule 4.2(b). Except as set forth on Schedule 4.2(b), all of the outstanding shares of capital stock of each Subsidiary (i) have been duly authorized and are validly issued, fully paid and nonassessable, (ii) are, and when issued were, free of preemptive rights and (iii) are held beneficially and of record by the Company or another Subsidiary, free and clear of all Liens. Except as set forth on Schedule 4.2(b), the Company has no direct or indirect Subsidiaries, either wholly or partially-owned, and the Company does not hold any direct or indirect economic, voting or management interest in any Person or directly or indirectly own any security issued by any Person.

(c) Except for the Shares (with respect to the Company) and except as set forth on Schedule 4.2(c), there are no shares of capital stock or other securities (whether or not such securities have voting rights) of the Company or any Subsidiary issued or outstanding or any outstanding ownership, voting, economic or other interests in, or rights to participate in the management of, or receive information concerning, the Company or any Subsidiary. There are no outstanding or authorized purchase rights, subscriptions rights, options, warrants, calls, exchange rights, conversion rights, other rights or other contracts, agreements or commitments of any character (i) obligating any Seller, the Company or any Subsidiary (ii) obligating any Seller or any of its Affiliates to cause the Company or any Subsidiary, (iii) obligating the Company to cause any Subsidiary, or (iv) obligating any Subsidiary to cause any other Subsidiary, in each case to issue, transfer or sell, or cause the issuance, transfer or sale of, or otherwise cause to become outstanding, any shares of capital stock or other securities (whether or not such securities have voting rights) of the Company or any Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or any Subsidiary.

(d) Except as set forth on Schedule 4.2(d), there are no outstanding contractual obligations of any Seller, the Company or any Subsidiary which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of any shares of capital stock or other securities of the Company or any Subsidiary or the management or operation of the Company or any Subsidiary. Except for Sellers’ rights as holders of Shares, no Person has any right to participate in, or receive any payment based on any amount relating to, the revenue, income, value or net worth of the Company and the Subsidiaries or any component or portion thereof, or any increase or decrease in any of the foregoing.

(e) The endorsed certificates, stock powers or other instruments of transfer to be delivered by Sellers to Purchaser at the Closing will be sufficient to transfer Sellers’ entire right, title and interest, legal and beneficial, in the Shares. Sellers have, and on the Closing Date will have, full power and authority to convey good and marketable title to all of the Shares, and upon transfer to Purchaser of the certificates representing such Shares, Purchaser will receive good and marketable title to such Shares, free and clear of all Liens.

4.3 Authorization. The transactions contemplated by this Agreement have been approved by all necessary corporate action of the Company. No additional authorization on the part of the Company or its stockholders is necessary in connection with the consummation of the transactions contemplated by this Agreement.

4.4 No Violations. This Agreement and the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of the Company or the Subsidiaries, (b) subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of the Company or any of the Subsidiaries under, or result in the creation of any Lien upon any of the assets of the Company or any of the Subsidiaries under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the forgoing under, any Contract, or (c) subject to obtaining the Required Consents, violate or result in a breach of or constitute a default under, any Law or Judgment, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation or acceleration which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

4.5 Consents and Approvals. Except as set forth on Schedule 4.5, no Consent is required to be obtained by the Company or any of the Subsidiaries from, and no notice or filing is required to be given by the Company or any of the Subsidiaries to, or made by the Company or any of the Subsidiaries with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Sellers of this Agreement and the Related Agreements, other than in all cases where the failure to obtain such Consent or to give or make such notice or filing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.6 Financial Statements; No Undisclosed Liabilities. (a) The Financial Statements are in accordance with the books and records of the Company and the Subsidiaries, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods to which they relate and present fairly and accurately, in all material respects, the consolidated financial condition of the Company and the Subsidiaries as of such dates and the results of operations and cash flows of the Company and the Subsidiaries for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments. The Financial Statements do not reflect any transactions which are not bona fide transactions.

(b) The Financial Statements, including the notes thereto, make full and adequate disclosure of, and provision for, all material obligations and liabilities of the Company and the Subsidiaries as of the date thereof. The Company and the Subsidiaries have no material liabilities, debts, claims or obligations (including “off-balance sheet” liabilities, debts, claims or obligations), whether accrued, absolute, contingent or otherwise, and whether due or to become due, other than (i) as set forth on Schedule 4.6 or in the balance sheet of the Most Recent Financial Statements and (ii) trade payables and accrued expenses incurred in the ordinary course of business since September 30, 2006.

4.7 No Indebtedness. As of the Closing Date, neither the Company nor the Subsidiaries will have any outstanding indebtedness for borrowed funds.

4.8 Absence of Change. Except as disclosed on Schedule 4.8 and except to the extent arising out of or relating to the transactions contemplated by this Agreement, since January 1, 2006, the Company and the Subsidiaries have been operated in the ordinary course in a manner consistent with past practice and there has not been any change in the business or financial condition of the Company or the Subsidiaries, in each case other than changes which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. Without limiting the foregoing, except as set forth on Schedule 4.8, since December 31, 2005, neither the Company nor any of the Subsidiaries have:

(a) suffered a Material Adverse Effect;

(b) suffered any material damage, destruction or loss to any of its assets (whether or not covered by insurance);

(c) sold, transferred, conveyed, assigned or otherwise disposed of any of its material assets or rights, other than in the ordinary course of business;

(d) except for bonuses to be paid prior to the Closing Date in anticipation of the transaction contemplated by this Agreement and except for increases in compensation and benefits made in the ordinary course of business consistent with past practices, materially increased the compensation paid or benefits available to its employees;

(e) amended its certificate of organization, bylaws or other organizational documents;

(f) cancelled any debts or affirmatively waived any claims or rights of substantial value;

(g) made any changes to its accounting policies, principles or practices;

(h) made any material Tax election or settled or compromised any material federal, state or local Tax liability, or waived or extended any statute of limitation in respect of any Taxes; or

(i) in any other manner, modified or altered the fundamental nature of the Practice, the Company or any of the Subsidiaries.

4.9 Compliance with Laws. To the Knowledge of Sellers and the Company, except as set forth on Schedule 4.9, the Company, the Subsidiaries and the Practice are in compliance with all applicable Laws and Judgments in all material respects and neither the Company, nor the Subsidiaries, nor Sellers have received any notification from any Governmental Authority or other Person, alleging that the Practice is being conducted in violation of any applicable Law or seeking to restrict or impose limitations on the operation of the Practice, the Company or the Subsidiaries.

4.10 Permits. Schedule 4.10 sets forth each material Permit affecting, or relating to, the business and operations of the Company and the Subsidiaries held by the Company or a Subsidiary. Except as set forth on Schedule 4.10, such Permits are valid and in full force and effect and neither the Company nor any of the Subsidiaries have is in default and to the Knowledge of Sellers and the Company, no condition exists that with notice or lapse of time or both would constitute default under the Permits. To the Knowledge of Sellers and the Company, none of such Permits will, assuming the related Required Consents have been obtained, be terminated, be impaired, become terminable or otherwise be affected as a result of the transactions contemplated by this Agreement. The Company and the Subsidiaries have all Permits required to conduct their respective businesses as currently conducted and the Company and the Subsidiaries have been operating their respective businesses pursuant to and in compliance with the terms of all such Permits in all material respects.

4.11 Litigation; Judgments. Except as set forth on Schedule 4.11, there are no Proceedings pending or, to the Knowledge of Sellers and the Company, threatened, (a) involving the Practice, the Company or any of the Subsidiaries (or any of their respective officers, directors, employees or agents in their capacity as such), (b) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (c) that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement. Sellers have not received notice from a third party asserting facts or circumstances which are reasonably likely to give rise to the initiation of a Proceeding against the Practice, the Company or any of the Subsidiaries. Except as set forth on Schedule 4.11, neither the Company nor any of the Subsidiaries have is subject to any Judgment, and neither the

Company nor any of the Subsidiaries have entered into any agreement to settle or compromise any Proceeding pending or threatened against it that has involved any obligation other than the payment of money for which the Company or any of the Subsidiaries has no continuing obligation.

4.12 Engagements; Pre-Closing Clients. (a) Except as set forth in Schedule 4.12(a), all services provided by the Company and the Subsidiaries under the Completed Engagements and In-Process Engagements have in all material respects been in conformity with all applicable commitments and all express and implied warranties under the Completed Engagements and In-Process Engagements, and neither the Company nor any of the Subsidiaries have been negligent in the provision of any such services.

(b) Schedule 4.12(b) is a true, correct and complete list of the Pre-Closing Clients as of the date of this Agreement. At the Closing, Sellers shall deliver an updated Schedule 4.12(b) that will be a true, correct and complete list of the Pre-Closing Clients as of the Closing Date. Except as set forth on Schedule 4.12(b), to the Knowledge of Sellers and the Company, since January 1, 2006 (a) there has been no adverse change in the business relationship between the Company or a Subsidiary and any Pre-Closing Client, (b) there has been no material dispute between the Company or a Subsidiary and any Pre-Closing Client and (c) no Pre-Closing Client has indicated its intention to terminate or cancel any In-Process Engagement or its relationship with the Company or any of the Subsidiaries or to reduce the amount of business presently done with the Company or a Subsidiary, other than in the ordinary course. Since December 31, 2005 through the date of this Agreement, no Pre-Closing Client has reduced the level of business conducted with the Company or a Subsidiary, other than in the ordinary course.

4.13 Contracts. (a) Schedule 4.13 sets forth an accurate and complete list of all material Contracts of the following types to which the Company or a Subsidiary is a party or by which it is bound, or to which its assets are subject:

(i) any employment or other Contract of any kind with an employee, officer or member of the Company, a Subsidiary or any of their Affiliates;

(ii) any loan agreement, credit facility or other similar Contract pursuant to which the Company or a Subsidiary has made or will make any loans or advances, or has or will incur debts or become a guarantor or surety or pledged its credit on behalf of or otherwise become responsible with respect to an undertaking by another Person (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course);

(iii) any Contract involving a partnership, joint venture, or other cooperative undertaking;

(iv) any Contract involving any restriction with respect to the geographic area of operations or scope or type of business of the Company or a Subsidiary;

(v) any Contract involving the provision of consulting or other services by or on behalf of the Company or a Subsidiary, including all Contracts evidencing the In-Process Engagements;

(vi) all Contracts by which the Company or a Subsidiary licenses the Intellectual Property Rights of any other Person (other than shrink wrap software licenses) or by which the Company or a Subsidiary licenses its Intellectual Property Rights to another Person;

(vii) any Contract that requires the Company or any of the Subsidiaries to obtain the consent of a third party upon the occurrence of a change of control or which gives a third party a right of termination upon the occurrence of a change of control;

(viii) any Contract pursuant to which the Company or a Subsidiary leases any material items of personal property;

(ix) any Contract pursuant to which the Company or a Subsidiary leases any real property; and

(x) any Contract not identified above which is material to the Company or any of the Subsidiaries or which is not in the ordinary course of the Company’s or the Subsidiaries’ respective businesses.

(b) Sellers have delivered to Purchaser accurate and complete copies of each Contract set forth on Schedule 4.13. Each such Contract is a legal, valid, binding, obligation of the Company or a Subsidiary and, to the Knowledge of Sellers and the Company, the other Persons party thereto and is enforceable in accordance with the terms thereof, subject to the Enforceability Limitations. To the Knowledge of Sellers and the Company, (i) no party to any such Contract is in breach or default thereof and (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination, modification or acceleration under any such Contract.

(c) The Company may unilaterally terminate, without incurring any liability, each policy of life insurance the Company maintains under which the life of a key employee of the Company is insured.

4.14 Properties. (a) Neither the Company nor any of the Subsidiaries owns any real property. Neither the Company nor any of the Subsidiaries leases any real property other than pursuant to the real property leases listed on Schedule 4.13(a)(ix).

(b) Schedule 4.14(b) includes a list as of November 30, 2006 of all material tangible personal property owned by the Company and the Subsidiaries having an individual book value in excess of $10,000.

4.15 Title to Assets; Condition and Sufficiency of Assets. (a) Either the Company or a Subsidiary has good and valid title to, and is the lawful owner of, all of the assets reflected on the Reference Balance Sheet (other than assets disposed of in the ordinary course since the date of the Reference Balance Sheet), free and clear of any Lien other than Permitted Liens.

(b) The Company and the Subsidiaries either own, lease, license or otherwise have adequate rights to use all of the material assets, properties and rights currently used by the Company or the Subsidiaries or held for use in connection with the Practice and all such assets, properties and rights are adequate to conduct such businesses in all material respects as currently conducted.

4.16 Intellectual Property Rights. (a) Schedule 4.16(a) sets forth a true, complete and correct list of all registered Intellectual Property Rights owned by the Company and the Subsidiaries and the Company or a Subsidiary is the sole and exclusive owner, and where registered, the owner of record, in all patent, trademark and copyright offices, of all right, title and interest to such Intellectual Property Rights, free and clear of all Liens.

(b) The Company or a Subsidiary owns, or is validly licensed or otherwise has the enforceable right to use (without the payment of any license fee, royalty or similar charge), all Company Intellectual Property. All necessary registration, maintenance and renewal fees have been paid and all necessary documents have been filed for the purposes of maintaining the registered Company Intellectual Property.

(c) Except as set forth on Schedule 4.16(c), (i) to the Knowledge of Sellers and the Company, the use of the Company Intellectual Property as currently used by the Company and the Subsidiaries does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property Rights of any other Person, (ii) no Proceedings with respect to the Company Intellectual Property have been instituted or asserted against the Company or a Subsidiary and neither the Company, nor any of the Subsidiaries, nor Sellers have received a written notice (A) to the effect that the use by the Company or a Subsidiary of any Intellectual Property Rights, including the manufacture, sale, licensing or use of any of the products or services manufactured, sold, licensed or used by the Company or a Subsidiary, and the processes, methodologies and other Intellectual Property Rights employed by the Company or a Subsidiary, infringes, misappropriates, dilutes or otherwise violates the rights of another Person or (B) challenging the ownership rights of the Company or a Subsidiary to any Intellectual Property Rights or the validity or enforceability of any of the Company Intellectual Property and (iii) to the Knowledge of Sellers and the Company, there is no unauthorized use, infringement, misappropriation, dilution or other violation or improper use of the Company Intellectual Property by any Person.

4.17 Taxes. Except as set forth on Schedule 4.17:

(a) To the Knowledge of Sellers and the Company, all required Tax Returns due during all periods through and including the Closing Date have been or will be timely filed or sent by or for the Company or the Subsidiaries as required by applicable Law. All Taxes shown as due on or prior to the Closing Date on such Tax Returns and other filings will have been timely paid. Each such Tax Return is true and correct or will be true and correct in all material respects when filed.

(b) No Tax Return that includes the operations of the Company or the Subsidiaries has ever been audited or investigated by any Taxing Authority. No material issues have been raised in any examination by any Taxing Authority with respect to the business and operations of the Company or the Subsidiaries which, by application of similar principles, reasonably could be expected to result in a proposed adjustment to the liability for Taxes for any other period not so examined. No Seller has received, and neither the Company nor any of the Subsidiaries have received, notice of any audit of any Tax Return filed by the Company or a Subsidiary. There are no written pending, threatened or proposed audits, assessments or claims from any Taxing Authority for deficiencies, penalties or interest against the Company or any of the Subsidiaries, or any of their respective assets, operations or activities. Neither the Company nor any of the Subsidiaries have waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any such waiver or agreement been requested by the IRS or any other Taxing Authority. Neither the Company nor any of the Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. Neither the Company nor any of the Subsidiaries have entered into any closing or other agreement with a Governmental Authority that affects any Taxes of the Company or the Subsidiaries for any taxable year ending after the Closing Date.

(c) All Taxes that the Company and the Subsidiaries are required by any applicable Law to withhold or collect, including sales and use taxes, and amounts required to be withheld for Taxes of employees, have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authorities or are held in separate bank accounts for such purpose. The Company and the Subsidiaries have paid all employer contributions and premiums in compliance with the withholding and unemployment Tax provisions of the Code and other applicable Laws.

(d) The Company and the Subsidiaries have not made or become obligated to make, or will as a result of any event connected with the transaction contemplated herein become obligated to make, any “excess parachute payment” as defined in section 280G of the Code (without regard to subsection (b)(4) thereof) or any payment that would not be deductible pursuant to section 162(m) of the Code.

(e) The Company and the Subsidiaries (i) have never been a member of an affiliated group within the meaning of section 1504(a) of the Code (or any similar or analogous group defined under a similar or analogous state, local or foreign Law) other than an affiliated group the common parent of which is the Company, or (ii) have no liability under Treasury Regulation section 1.1502-6 (or any predecessor or successor thereof or analogous or similar provision under state, local or foreign Law), as a transferee or successor, by contract or otherwise for Taxes of any affiliated group of which the Company is not the common parent.

(f) In the past five years, neither the Company nor any of the Subsidiaries have been a party to a transaction that has been reported as a reorganization within the meaning of section 368 of the Code, or distributed as a corporation (or been distributed) in a transaction that is reported to qualify under section 355 of the Code.

(g) The Company and the Subsidiaries (i) are not required to make any adjustment under section 481(a) of the Code by reason of a change or proposed change in accounting method or otherwise, (ii) is not a party to any Tax sharing agreement, Tax allocation agreement or similar agreement for the sharing of Tax liabilities and benefits, or (iii) is not and has not been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for federal income Tax purposes.

(h) The Company and the Subsidiaries have not entered into any transaction that is a “reportable transaction,” as defined in Treasury Regulations section 1.6011-4(b) or a “potentially abusive tax shelter,” as defined in Treasury Regulations section 301.6112-1(b).

(i) Immediately prior to Closing, there will be no limitation on the utilization of the net operating losses of the Company or the Subsidiaries (including any such losses that were carried over to the Company or a Subsidiary under section 381 of the Code) under sections 382 or 1502 of the Code or the regulations thereunder or otherwise (including any comparable provisions of state, local or foreign Law).

(j) No claim has been asserted in writing by any Taxing Authority that the Company or a Subsidiary, to the extent relating in whole or in part, to the Practice, is liable for any Taxes based on section 482 of the Code or comparable provisions of other applicable Law. The Company and the Subsidiaries have (to the extent required) disclosed on their relevant Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of section 6662 of the Code.

(k) No Seller is a foreign person within the meaning of section 1445(f)(3) of the Code.

4.18 Employee Matters. (a) (i) Schedule 4.18(a)(i) sets forth an accurate list of the names, titles, annual compensation and all bonus and similar payments made with respect to such individual for the current and preceding fiscal year of all employees of the Company and the Subsidiaries (the “Company Employees”) as of the date hereof. Except as set forth on Schedule 4.18(a)(i), to the Knowledge of Sellers and the Company, none of the Company Employees intends to terminate his or her employment with the Company or a Subsidiary within six months from the date hereof.

(ii) Schedule 4.18(a)(ii) sets forth an accurate list of the names of, and the contract rates and other payments made to or with respect to, all independent contractors and consultants providing personal services to the Company and the Subsidiaries. To the Knowledge of Sellers and the Company, all independent contractors and consultants providing personal services to the Company and the Subsidiaries have been properly classified as independent contractors for purposes of applicable federal and state Laws, including Laws applicable to employee benefits.

(b) Neither the Company nor any of the Subsidiaries is a party to, or bound by, any labor agreement, collective bargaining agreement, shop agreement, work rules or practices, or any other labor-related agreement or arrangement with any labor union, labor organization, trade union or works council, nor has any such entity made a pending demand for recognition or certification, and there are no representation or certification proceedings, or petitions seeking a representation proceeding, presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are currently no actual or, to the Knowledge of Sellers and the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting the Company or any Subsidiary, nor has there been any of the foregoing during the three-year period before the date of this Agreement.

(c) To the Knowledge of Sellers and the Company, the Company and the Subsidiaries have and currently are conducting their respective businesses in compliance with all Laws relating to employment and employment Practices, terms and conditions of employment, wages and hours and non-discrimination in employment. To the Knowledge of Sellers and the Company, there is currently no (i) notice of any unfair labor practice charge, complaint or other Proceeding pending or threatened before the National Labor Relations Board or any other Governmental Authority against the Company or a Subsidiary, (ii) notice of any complaints, grievances, arbitrations or other Proceedings, whether or not filed pursuant to a collective bargaining agreement, against the Company or a Subsidiary, (iii) notice of any charge, complaint or other Proceeding with respect to or relating to the Company or a Subsidiary pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, (v) notice of any Proceedings against the Company or a Subsidiary relating to or concerning workers’ compensation, short-term disability, or long-term disability, or (vi) notice of any Proceeding pending or threatened in any forum by or on behalf of any Company Employee or former employee of the Company or a Subsidiary, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d) There are no personnel manuals, handbooks, policies, rules or procedures applicable to Company Employees other than those set forth in Schedule 4.18(d), true and complete copies of which have been made available to Purchaser. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any employment agreement, consulting agreement or any other labor-related agreement to which the Company or a Subsidiary is a party or by which it is bound, or that pertains to any of the Company Employees.

4.19 Employee Benefit Plans. (a) Schedule 4.19 contains a list of each employee benefit plan, contract, program, policy or arrangement sponsored, maintained or contributed to by the Company, the Subsidiaries or any of their ERISA Affiliates or with respect to which the Company, the Subsidiaries or any of their ERISA Affiliates may have any liability (collectively, the “Company Benefit Plans”). An accurate and complete copy of each Company Benefit Plan and all Contracts related thereto, or the funding thereof, each as in effect on the date hereof, has been supplied to Purchaser. In the case of any Company Benefit Plan which is not in written form, Purchaser has been supplied with an accurate description of such Company Benefit Plan as in effect on the date hereof. A true and correct copy of (i) the most recent annual reports, actuarial reports and accountant’s opinions of the plan’s Financial

Statements, (ii) the most recent summary plan description, (iii) each summary of material modification, (iv) each participant notice under section 204(h) of ERISA, (v) a schedule of all bonuses and other payments contemplated to be paid to Company Employees (including the Managing Directors), independent contractors, consultants, officers and directors in connection with, or by reason of, the transactions contemplated by this Agreement, and (vi) IRS determination letter with respect to each Company Benefit Plan, to the extent applicable, has been supplied to Purchaser, and there have been no material changes in the financial condition in the respective plans from that stated in the annual reports and actuarial reports supplied.

(b) With respect to each Company Benefit Plan:

(i) each Company Benefit Plan complies and has been administered in form and in operation in all material respects in accordance with its terms and with all applicable requirements of Law, and to the Knowledge of Sellers and the Company no event has occurred which could reasonably be expected to cause any such Company Benefit Plan to fail to comply with such requirements, and no notice has been issued by any Governmental Authority questioning or challenging such compliance;

(ii) since January 1, 2005, each Company Benefit Plan which is subject to section 409A of the Code has been administered in good faith compliance with section 409A and applicable guidance issued thereunder;

(iii) each Company Benefit Plan which is an employee pension benefit plan is the subject of a favorable determination letter issued by the IRS with respect to the qualified status of such plan under section 401(a) of the Code and the tax-exempt status of any trust which forms a part of such plan under section 501(a) of the Code; all amendments to any such plan for which the remedial amendment period (within the meaning of section 401(b) of the Code and applicable regulations) has expired are covered by a favorable IRS determination letter; and no event has occurred which will or could give rise to disqualification of any such plan under such sections;

(iv) no Company Benefit Plan is, and neither the Company , the Subsidiaries nor any of their ERISA Affiliates contributes to, has contributed to, or has any Liability or contingent Liability with respect to, any employee benefit plan that is (a) a “multiemployer plan,” as such term is defined in section 3(37) of ERISA or (b) a “multiple-employer plan” as contemplated by section 413(c) of the Code and regulations promulgated thereunder;

(v) there have been no non-exempt “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Company Benefit Plan and neither the Company and the Subsidiaries nor Sellers has engaged in any non-exempt prohibited transaction;

(vi) to the Knowledge of Sellers and the Company, there have been no acts or omissions by any of Sellers or the Company or the Subsidiaries or any other person which have given rise to or may reasonably be expected to give rise to interest, fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which Sellers or the Company or any of the Subsidiaries may reasonably be expected to be liable;

(vii) none of the payments contemplated by the Company Benefit Plans would, in the aggregate, whether alone or together with any other payments, constitute excess parachute payments (as defined in section 280G of the Code (without regard to subsection (b)(4) thereof)) and none of the Company Benefit Plans or any employment agreement or other agreement or arrangement obligates a Company Benefit Plan, the Company or any Subsidiary to provide any gross-up payment to any Person by reason of the imposition or potential imposition of excise taxes pursuant to Section 4999 or 409A of the Code or otherwise;

(viii) no compensation paid to any Company employee is or could reasonably be considered to be “unreasonable compensation” as contemplated by section 162 of the Code and all such compensation is and has been deducted by the Company or any of the Subsidiaries;

(ix) there are no actions, suits, audits, investigations or claims (other than routine claims for benefits) pending or to the Knowledge of Sellers and the Company, threatened, involving any Company Benefit Plan or the assets thereof and no facts exist which could reasonably be expected to give rise to any such actions, suits, audits, investigations or claims (other than routine claims for benefits;

(x) none of the Company Benefit Plans is an employee pension plan (within the meaning of section 3(2) of ERISA);

(xi) with respect to any Company benefit plan that is subject to Title IV of ERISA:

(A) there has been no reportable event (within the meaning of section 4043 of ERISA);

(B) no steps have been taken to terminate any such plan;

(C) there has been no withdrawal (within the meaning of section 4063 of ERISA) of a “substantial employer” (as defined in section 4001(a)(2) of ERISA);

(D) no event or condition has occurred which might constitute grounds under section 4042 of ERISA for the termination of or the appointment of a trustee to administer any such plan; and

(E) if each such plan were terminated immediately after the Closing, there would be no unfunded liabilities with respect to any such plan, its participants or beneficiaries or the Pension Benefit Guaranty Corporation (the “PBGC”);

(xii) neither the Company nor any of the Subsidiaries have any Liability or contingent liability for providing, under any Company Benefit Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part VI of Title I of ERISA and section 4980B of the Code or applicable state Law; and

(xiii) there have been no acts or omissions that could impair the ability of the Company and the Subsidiaries or Purchaser and its Subsidiaries (or any successor thereto) to unilaterally amend or terminate any Company Benefit Plan.

4.20 Insurance. Schedule 4.20 sets forth an accurate and complete list of all policies of insurance owned or held by the Company and the Subsidiaries, true and complete copies of which have been delivered to Purchaser. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof or Closing Date, as applicable, have been paid, and no notice of cancellation or termination has been received with respect to any such policy. To the Knowledge of Sellers and the Company, such policies are sufficient to comply with all requirements of Law and of any Contract to which the Company or any of the Subsidiaries is a party.

4.21 Affiliate Transactions. Except as set forth on Schedule 4.21, no Seller or any of their respective Affiliates is, or within the past 12 months has been, involved in any material business arrangement or relationship or Contract with the Company or a Subsidiary (other than employment arrangements or Contracts), and no Seller or any of their respective Affiliates owns any material asset, tangible or intangible, which is used in the businesses of the Company and the Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the Disclosure Schedules (it being understood that each schedule of the Disclosure Schedules shall list all items applicable to such schedule), Purchaser represents and warrants to Sellers as follows:

5.1 Organization. Purchaser is duly formed, validly existing and in good standing under the Laws of the State of Delaware. Purchaser is a wholly-owned subsidiary of Huron Consulting Group Inc.

5.2 Authorization. Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and its Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Purchaser, and no additional authorization on the part of Purchaser or its stockholders is necessary in connection with the execution, delivery and performance by Purchaser of this Agreement or the Related Agreements.

5.3 Binding Effect. This Agreement has been, and on the Closing Date each of the Related Agreements to which Purchaser is a party will have been, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this

Agreement and the Related Agreements by Sellers, this Agreement is, and each Related Agreement will after the Closing be, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to the Enforceability Limitations.

5.4 No Violations. The execution, delivery and performance by Purchaser of this Agreement and the Related Agreements and the consummation of the transactions contemplated by this Agreement and the Related Agreements do not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, (b) subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under, or result in the creation of any Lien upon any of the assets of Purchaser under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any contract or agreement to which Purchaser is a party or to which or any of its assets of properties is subject or (c) subject to obtaining the Required Consents, violate or result in a breach of, or constitute a default under, any Law or Judgment applicable to Purchaser or by which Purchaser or any of its assets or properties is bound or affected, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation, acceleration or violation which, individually or in the aggregate, would not reasonably be expected to materially impair Purchaser’s ability to effect the Closing and to perform Purchaser’s other obligations hereunder.

5.5 Consents and Approvals. Except as set forth on Schedule 5.5, no Consent is required to be obtained by Purchaser from, and no notice or filing is required to be given by Purchaser to, or made by Purchaser with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Purchaser of this Agreement or the Related Agreements, other than in all cases where the failure to obtain such Consent or to give or make such notice or filing would not, individually or in the aggregate, reasonably be expected to materially impair Purchaser’s ability to effect the Closing and to perform Purchaser’s other obligations hereunder.

5.6 Litigation. There is no Proceeding pending or, to the Knowledge of Purchaser, threatened against Purchaser (a) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (b) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement.

5.7 Brokers and Finders. There is no investment banker, broker, finder or other intermediary which (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from Purchaser or any Affiliate of Purchaser in connection with the transactions contemplated by this Agreement.

5.8 Investment Intent. Purchaser acknowledges that the Shares being purchased by Purchaser under this Agreement are not registered under the Securities Act or registered or qualified for sale under any state securities Law and cannot be resold without registration under, or an exemption from, the Securities Act. Purchaser is acquiring the Shares for its own account for investment and not with a view toward the sale or distribution of the Shares. Purchaser has sufficient Knowledge and experience in financial and business matters to enable it to evaluate the risks of investment in such Shares and has the ability to bear the economic risks of such investment.

ARTICLE VI

COVENANTS

6.1 Conduct of the Business Pending the Closing. During the period from the date of this Agreement through the Closing Date, except as otherwise contemplated by this Agreement or as Purchaser shall otherwise agree in writing in advance, the Company shall, and Sellers shall cause the Company to, conduct the Practice in the ordinary and usual course of business in a manner consistent with past custom and practice, and shall use all commercially reasonable efforts to preserve intact its present business organization, to make available to Purchaser the services of the Company Employees, to preserve the goodwill and relationships with clients and others having business dealings with the Practice or the Company, to perform in all material respects all of its obligations under the In-Process Engagements and Contracts, and to cause the Practice to comply in all material respects with all applicable Laws. Without limiting the foregoing, during the period from the date of this Agreement through the Closing Date, except with the consent of Purchaser, or as expressly contemplated hereby, none of the Company or Sellers shall (a) take any action that would cause the representations and warranties set forth in Section 4.8 to be inaccurate in any material respect without modification of Schedule 4.8, (b) declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of, shares or other ownership interests in, the Company or any of its Subsidiaries, (c) make any direct or indirect redemption, repurchase or other acquisition of any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries or (d) transfer, issue, grant, award, sell, pledge, dispose of or encumber or authorize the transfer, issuance, grant, award, sale, pledge, disposition or encumbrance of any shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries, or grant options, warrants, calls, commitments or rights of any kind to purchase or otherwise acquire any shares of the capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries.

6.2 Access to Information. The Company shall, and Sellers shall cause the Company to, prior to the Closing Date, permit Purchaser and its employees and representatives to have reasonable access to the books and records of the Company and the Subsidiaries, during normal business hours and upon reasonable notice, and shall make the Company Employees available to Purchaser as Purchaser and its employees and representatives shall from time to time reasonably request.

6.3 Updates to Schedules. From time to time, prior to the Closing, Sellers shall disclose in writing to Purchaser any matter which, if existing or known prior to the date of this Agreement, would have been required to be disclosed to Purchaser or which would render inaccurate any of the representations or warranties set forth in Articles III and IV. No information provided to Purchaser pursuant to this Section 6.3 shall be deemed to cure any breach or inaccuracy of any representation or warranty of the Company or Sellers for purposes of Section 7.3(a), but if, notwithstanding the disclosure of said information, Purchaser elects to proceed with the Closing, the information shall be deemed to modify the representations and warranties to which the disclosure applies for the purposes of Article X.

6.4 Commercially Reasonable Efforts. (a) Each of the parties hereto agrees to use reasonable commercial efforts to take, or cause to be taken, all action, and do or cause to be done, and to assist and cooperate with the other parties hereto in doing all things reasonably necessary, proper and advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including obtaining all Consents, including the Required Consents, from Governmental Authorities and other Persons required for the consummation of the transactions contemplated hereby, and the making of all necessary registrations and filings with, or to avoid the initiation of any Proceeding by, any Governmental Authority.

(b) Each party agrees to consult with the other parties with respect to the obtaining of all Consents necessary or advisable to consummate the transactions contemplated hereby, and to keep the other parties apprised of the status of matters related to the completion of the transactions contemplated hereby.

(c) In the event any Proceeding is initiated by a Governmental Authority or other Person that questions the validity or legality of the transactions contemplated hereby or seeks to enjoin said transactions, the parties agree to cooperate in good faith and use commercially reasonable efforts to defend against such Proceeding, and if an injunction or other order is issued in any such Proceeding, to use commercially reasonable efforts to have such order or injunction lifted.

(d) If the Closing occurs before all Required Consents are obtained (pursuant to a waiver by Purchaser of the condition set forth in Section 7.3(e)), Sellers shall continue to use reasonable commercial efforts after the Closing to obtain such Required Consents.

6.5 Public Announcements. Except as required by Law or the rules or regulations of any stock exchange, none of the Company, Sellers or Purchaser shall issue any press release or public announcement of any kind concerning the transactions contemplated by this Agreement, or otherwise disclose the contents hereof to any Person other than its employees, agents, legal and financial advisors without the prior consent of the other parties, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, after the transactions contemplated hereby have been announced, Purchaser shall be entitled to respond to analysts questions in the ordinary course in a manner consistent with any previous disclosure made in accordance with this Section 6.5, and, make such public announcement, release or disclosure as is required by Law or the rules or regulations of a stock exchange and both Purchaser and Sellers shall be entitled to communicate in the ordinary course of business with Clients and referral sources. Prior to the dissemination of any press release or other public announcement, the parties will consult with one another and use their best efforts to agree upon a mutually satisfactory text.

6.6 Tax Matters. (a) Sellers shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company and the Subsidiaries on or before the Closing Date. Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Company and the Subsidiaries for all other Tax periods.

(b) After Closing, upon reasonable written notice, Purchaser and Sellers shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance (to the extent within the control of such party) relating to the Company and the Subsidiaries (including access to books and records) as is reasonably requested for the filing of all Tax Returns, and making of an election related to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding related to any Tax Return. Purchaser and Sellers shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Company or a Subsidiary.

(c) All sales, use and transfer taxes, including but not limited to any value added, stock transfer, gross receipts, stamp duty and real, personal, or intangible property transfer taxes, due by reason of the transfer of the Company, including any interest or penalties in respect thereof (the “Transfer Taxes”) shall be apportioned 50% to Sellers and 50% to Purchaser. The parties shall cooperate with each other and use their reasonable best efforts to minimize the Transfer Taxes attributable to the transfer of the Company.

(d) Purchaser shall control all legal proceedings taken in connection with any Tax claim (including selection of counsel and accountants) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings, audits and conferences with any Taxing Authority with respect thereto and may, in its sole discretion, either pay the Tax claimed and sue for a refund where Law permits such refund suits or contest the Tax claim in any permissible manner; provided, however, that Purchaser shall afford Sellers the opportunity to participate, as may reasonably be requested by Sellers, with Purchaser in contesting any Tax claim solely to the extent such Tax claim would give rise to an indemnity obligation under Article X; and provided further that Purchaser shall not settle or otherwise compromise any Tax claim that would give rise to an indemnity obligation under Article X without Sellers’ prior written consent (which consent shall not be unreasonably withheld).

6.7 Professional Liability Insurance. (a) Prior to the Closing Date, Sellers and the Company shall use their commercially reasonable efforts to obtain a commitment from the Company’s professional liability insurance providers to (i) waive any change of control or similar provisions in the Company’s professional liability insurance policy that would be triggered by the transactions contemplated by this Agreement, (ii) reduce the coverage under the Company’s current professional liability insurance policy from $50 million to $20 million as of the Closing Date and (iii) maintain such insurance policy until September 15, 2007. Neither Sellers nor the Company shall take any action that would cause such insurance coverage to terminate or lapse prior to September 15, 2007. Purchaser shall be entitled to any refunds of any prepaid premiums relating to the reduced coverage discussed in clause (ii) and shall pay for any cancellation fees assessed as a result of reducing such coverage.

(b) Prior to the Closing Date, the Company shall obtain a commitment for a “tail insurance” professional liability insurance policy providing coverage for the operation of the Company and the Subsidiaries with respect to periods prior to the Closing Date and providing for coverage commencing September 16, 2007 until September 15, 2009 that (i) provides insurance coverage in an amount equal to $20 million (in two $10 million tranches), (ii) names Purchaser and Sellers as additional beneficiaries thereof and (iii) contains such other terms and conditions that are reasonably satisfactory to Purchaser and Sellers. Purchaser shall pay the cost of such policy. If requested by Sellers and at Sellers’ cost and expense, the Company shall use commercially reasonable efforts to continue such policy beyond the September 15, 2009 expiration date.

6.8 Employee and Company Benefit Plan Matters. (a) From and after the Closing Date, Purchaser or an Affiliate of Purchaser shall employ the Company Employees who remain employed by the Company or a Subsidiary immediately prior to the Closing on terms and conditions of employment determined by Purchaser or an Affiliate of Purchaser in its sole discretion and set forth in those certain offer letters to the Company’s employees delivered by Purchaser or its Affiliates, subject to such employer’s right to terminate the employment of any such Company Employee at any time. To the extent reasonably requested by Purchaser, Sellers shall assist Purchaser with procuring that such Company Employees accept employment with Purchaser or an Affiliate of Purchaser after the Closing Date. For purposes of this Section 6.8(a), “Company Employees” shall not include the Managing Directors.

(b) As soon as reasonably practicable after the Closing Date, and subject to such notification periods as may be required by applicable Law, Purchaser or an Affiliate of Purchaser shall terminate or shall cause the Company to terminate the Wellspring Partners Ltd. defined benefit pension plan and trust. All reasonable costs and expenses attributable to such plan termination, including the cost of (i) fully funding accrued benefits under the plan on a termination basis, (ii) PBGC premium payments for all periods from and after the Closing Date, (iii) preparing plan termination documentation (including plan amendments and participant notices), (iv) preparing termination documentation for submission to the PBGC and obtaining any required PBGC approvals for the plan’s termination, (v) preparing a request for, and obtaining, a final favorable determination letter from the IRS, (vi) selecting an annuity provider and annuitizing accrued benefits, as applicable, (vii) distributing benefits from the plan (including, without limitation, preparing all distribution notice and election forms), (viii) resolving non-routine participant and beneficiary claims, and (ix) all other costs and expenses with respect to the plan’s termination, shall be deducted from Earn-Out Payments to the extent that such costs and expenses exceed the accrual therefore on the Final Closing Date Balance Sheet (net of the Tax benefit as set forth in the definition of Net Closing Date Working Capital). For purposes of this Section 6.8(b), the term “costs and expenses” includes plan contributions; PBGC premiums; attorney fees; actuary, consultant and other service provider fees; insurer fees; trustee and other trust-related fees; non-routine participant and beneficiary claims; submission fees for filings to Governmental Authorities; and Taxes, fines, penalties and other fees required to be paid to the plan or to any Governmental Authority.

(c) Immediately prior to the Closing Date, and subject to such notification periods as may be required by applicable Law, Sellers shall cause the Company, to take the following actions: (i) freeze each of the Wellspring Partners Ltd. 401(k) Plan and Trust and the Wellspring Valuation Ltd. 401(k) Plan and Trust (collectively, the “401(k) Plans”) effective on or prior to December 31, 2006 and (ii) terminate the Wellspring Partners Ltd. Money Purchase Pension Plan and Trust (the “MPP Plan”) effective on or about January 15, 2007, amend such plan to provide that no contributions shall be made to the plan for the short 2007 plan year and distribute to participants (and beneficiaries, as applicable) all plan termination notices required by applicable Law. Sellers shall cooperate with Purchaser with respect to any filings with Governmental Authorities that are made after the Closing Date in respect of the foregoing actions. All costs attributable to the freezing of the 401(k) Plans and the termination of the MPP Plan, including the cost of (i) final plan contributions, (ii) preparing plan termination documentation (including plan amendments and participant notices), (iii) preparing a request for, and obtaining, a final favorable determination letter from the IRS with respect to the MPP Plan, (iv) resolving non-routine participant and beneficiary claims, and (v) all other costs with respect to the freezing of the 401(k) Plans and the termination of the MPP Plan, shall be deducted from Earn-Out Payments to the extent that such costs and expenses exceed the accrual therefore on the Final Closing Date Balance Sheet. For purposes of this Section 6.8(c), the term “costs” includes plan contributions; attorney fees; consultant and other service provider fees; insurer fees; trustee and other trust-related fees; non-routine participant and beneficiary claims; submission fees for filings to Governmental Authorities; and Taxes, fines, penalties and other fees required to be paid to the plan or to any Governmental Authority.

6.9 Resignation of Directors and Officers. Sellers shall cause each officer and member of the Board of Directors of the Company and the Subsidiaries, if so requested by Purchaser, to tender his or her resignation from such position effective as of the Closing.

6.10 Non-Competition. (a) From and after the Closing Date until the sixth anniversary thereof (the “Non-Competition Period”), no Seller (other than Stephen L. Furry) shall, directly or indirectly:

(i) engage in, control, advise, manage, serve as a director, officer or employee of, act as a consultant to, receive any economic benefit from or exert any influence upon, any business which conducts activities competitive with the Practice;

(ii) except on behalf of Purchaser and its Affiliates, solicit, divert or attempt to solicit or divert any Person who is, was, or is or was solicited to become, a client of the Practice or the Company or any of the Subsidiaries, or offer to provide or sell to any such Person, services which are similar to those provided by the Practice; or

(iii) employ, solicit for employment or encourage to leave their employment with the Company or a Subsidiary or with Purchaser or its Affiliates any employee of the Company or a Subsidiary or of Purchaser or its Affiliates for purposes of this Section 6.10(a), the term “directly or indirectly” shall include acts or omissions as proprietor, partner, joint venturer, employer, salesman, agent, employee, officer, director, lender or consultant of, or owner of any interest in, any Person. Each Seller shall cause its Affiliates to comply with the restrictions of this Section 6.10(a). The restrictions imposed by Section 6.10(a)(i) shall not apply to the ownership of one percent (1%) or less of the outstanding securities of any Person whose securities are listed on a national securities exchange.

(b) In the event of actual or threatened breach of the provisions of this Section 6.10, Purchaser, in addition to any other remedies available to it for such breach or threatened breach, including the recovery of damages, shall be entitled to an injunction restraining Sellers or their Affiliates from such conduct.

(c) If Purchaser or an Affiliate of Purchaser terminates a Seller’s employment other than for Cause (as defined in such Seller’s Senior Management Agreement) or if a Seller terminates his or her employment with Purchaser or an Affiliate of Purchaser for Good Reason (as defined in such Seller’s Senior Management Agreement), (i) Section 6.10(a)(i), but only to the extent related to Pre-Closing Clients, shall automatically terminate with respect to such Seller and (ii) Sections 6.10(a)(i) (but only to the extent not related to Pre-Closing Clients), (ii) and (iii) shall continue in full force and effect with respect to such Seller until the later of (a) the Non-Competition Period or (b) the first anniversary of the later of (A) the date such Seller’s employment with the Company or an Affiliate of the Company is terminated and (B) the last day of the period in respect of which severance is payable to such Seller.

(d) If at any time any of the provisions of this Section 6.10 shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area, scope of activity or otherwise, then this Section 6.10 shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions, as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and each Seller expressly agrees that this Section 6.10, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

6.11 Repayment of Indebtedness. Unless waived by Purchaser, on or prior to the Closing Date, Sellers and the Company shall obtain releases of all security interests in any collateral of the Company and the Subsidiaries securing any credit facilities or other indebtedness of the Company and the Subsidiaries (except for Permitted Liens).

6.12 Financial Information Cooperation. From and after the date hereof, Sellers shall, and shall cause the Company to, cooperate with Purchaser in the preparation, review and audit of financial statements and other financial information regarding the Practice and the Company that is required to be included in the financial reports and other public disclosures of Purchaser pursuant to Regulations S-X and S-K promulgated under the Securities Act and the Securities Exchange Act of 1934, as amended, in connection with the transaction contemplated hereby. Such cooperation shall include the execution and delivery of a customary representation letter to the accounting firm responsible for reviewing and auditing such financial statements. The accounting firm responsible for the review and audit of such financial statements shall be selected by Purchaser. All costs and expenses incurred in connection with the preparation, review and audit of such information shall be paid by Purchaser.

6.13 Exclusivity. During the period beginning the date hereof and ending on the first to occur of (a) the Closing and (b) the termination of this Agreement pursuant to Section 9.1, neither Sellers, the Company, nor any of their representatives shall, directly or indirectly, solicit inquiries or proposals from, or provide any confidential information to, or participate in any discussions or negotiations with, any Person (other than Purchaser and its representatives) concerning any merger, sale of assets not in the ordinary course of business, acquisition, business combination, change of control or other similar transaction involving the Company.

ARTICLE VII

CONDITIONS TO CLOSING

7.1 General Conditions. The obligations of each party to this Agreement to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) no order, statute, rule, regulation, executive order, injunction, stay, decree or restraining order shall have been enacted, entered, promulgated, enforced or threatened by any Governmental Authority that would prohibit the consummation of the transactions contemplated by this Agreement; and

(b) there shall not be any Proceeding pending that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement.

7.2 Additional Conditions to Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Purchaser shall have performed and complied in all material respects with all agreements and covenants required to be performed and complied with by Purchaser under this Agreement at or prior to the Closing;

(b) the representations and warranties of Purchaser contained in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified in such representation or warranty, in which case such representation or warranty shall be true and correct as of such date);

(c) Sellers shall have received from Purchaser a certificate signed by an appropriate officer of Purchaser as to Purchaser’s compliance with the conditions set forth in Sections 7.2(a) and (b);

(d) Sellers shall have received all of the payments and other agreements, documents, instruments and other items required to have been delivered by Purchaser in accordance with Section 8.3; and

(e) no event shall have occurred which could reasonably be expected to have a material adverse effect on the financial condition of Purchaser which is likely to adversely affect its ability to make the payments to Sellers contemplated hereunder or its ability to consummate the transaction contemplated hereby.

7.3 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Sellers and the Company shall have performed and complied in all material respects with all agreements and covenants required to be performed and complied with by Sellers and the Company under this Agreement at or prior to the Closing;

(b) the representations and warranties of Sellers and the Company in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified in such representation or warranty, in which case such representation or warranty shall be true and correct as of such date);

(c) Purchaser shall have received from Sellers a certificate signed by each Seller as to each such Seller’s compliance with the conditions set forth in Sections 7.3(a) and (b);

(d) Purchaser shall have received from the Company a certificate signed by an appropriate officer of the Company as to the Company’s compliance with the conditions set forth in Sections 7.3(a) and (b);

(e) the Required Consents shall have been obtained in writing;

(f) each Managing Director shall have executed and delivered to Sellers at the Closing, a Senior Management Agreement;

(g) at least 80% of the Company Employees (determined as of the date of this Agreement and disregarding the Managing Directors) shall have accepted offers of employment with Purchaser or one of its Affiliates;

(h) Purchaser shall have received a certificate from each Seller of its non-foreign status that complies with Treasury Regulation §1.1445-2(b)(2);

(i) Purchaser shall have received all of the agreements, documents, instruments and other items required to have been delivered by Sellers in accordance with Section 8.2; and

(j) from the date hereof until the Closing Date, there shall have been no Material Adverse Effect and no event shall have occurred which could reasonably be expected to have a Material Adverse Effect.

ARTICLE VIII

CLOSING

8.1 The Closing. Unless otherwise mutually agreed, the Closing shall take place at 9:00 a.m., Chicago time, at the offices of Mayer, Brown, Rowe & Maw LLP, 71 South Wacker Drive, Chicago, Illinois 60606, on January 2, 2007 or such later date that may be agreed to by Purchaser and Sellers. The Closing, and all transactions to occur at the Closing, shall be deemed to take place at, and shall be effective as of, the opening of business on the Closing Date.

8.2 Sellers’ Closing Deliveries. At the Closing, Sellers shall deliver or cause to be delivered to Purchaser the following:

(a) stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed stock powers;

(b) a Senior Management Agreement with each of the Managing Directors, duly executed by each such Managing Director;

(c) the certificate contemplated by Section 7.3(c), duly executed by each Seller;

(d) the releases of security interests referred to in Section 6.11;

(e) a certificate of the secretary or an assistant secretary of any Seller that is not a natural person certifying resolutions of the board of directors (or equivalent) of such Seller, approving and authorizing the execution, delivery and performance by such Seller of this Agreement and its Related Agreements and the consummation by such Seller of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of such Seller);

(f) a certificate of the secretary or an assistant secretary of the Company certifying resolutions of the board of directors of the Company, approving and authorizing the execution, delivery and performance by the Company of this Agreement and its Related Agreements and the consummation by the Company of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of the Company);

(g) certificates dated as of a recent date from the Secretary of State of Delaware listing all charter documents of the Company then on file and certifying that the Company is in good standing under the Laws of Delaware and has paid all its franchise taxes;

(h) an opinion, dated as of the Closing Date, of McDermott Will & Emery LLP, in form and substance satisfactory to Purchaser and covering the mattered identified in Exhibit B;

(i) evidence, in form and substance reasonably satisfactory to Purchaser, that in accordance with Section 7.3(f), 80% of the Company Employees have accepted their offers of employment (or continued employment) with Purchaser or an Affiliate of Purchaser (including, after the Closing Date, the Company);

(j) such other documents and instruments as may be required by any other provision of this Agreement or any Related Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Related Agreements.

8.3 Purchaser’s Closing Deliveries. At the Closing, Purchaser shall deliver or cause to be delivered to Sellers the following:

(a) the Initial Purchase Price;

(b) the certificate contemplated by Section 7.2(c), duly executed by Purchaser;

(c) Senior Management Agreements with each of the Managing Directors, duly executed by Purchaser or an Affiliate of Purchaser;

(d) a certificate of the secretary or an assistant secretary of Purchaser certifying resolutions of the board of directors of Purchaser, approving and authorizing the execution, delivery and performance by Purchaser of this Agreement and its Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of Purchaser); and

(e) such other documents and instruments as may be required by any other provision of this Agreement or any Related Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Related Agreements.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by the mutual written agreement of Purchaser and Sellers;

(b) by either Purchaser or Sellers by giving written notice of such termination to the other party, if the Closing shall not have occurred by January 31, 2007; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to (i) Sellers if the failure of any Seller to fulfill any of its obligations under this Agreement caused the failure of the Closing to occur on or prior to such date or (ii) Purchaser if the failure of Purchaser to fulfill any of its obligations under this Agreement caused the failure of the Closing to occur on or prior to such date;

(c) by either Purchaser or Sellers if there shall be any Law or regulation that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if consummation of the transactions contemplated by this Agreement would violate any nonappealable final Judgment of any Governmental Authority having competent jurisdiction;

(d) by Purchaser, if there shall have been a material breach of any representation, warranty, covenant or obligation of Sellers or the Company hereunder, and such breach shall not have been remedied within ten days after receipt by Sellers of a notice in writing from Purchaser specifying the breach and requesting such breach be remedied; or

(e) by Sellers, if there shall have been a material breach of any representation, warranty, covenant or obligation of Purchaser hereunder, and such breach shall not have been remedied within ten days after receipt by Purchaser of notice in writing from Sellers specifying the breach and requesting such breach be remedied.

In the event of termination by Sellers or Purchaser pursuant to this Section 9.1 (other than Section 9.1(a)), written notice thereof shall be given to the other party.

9.2 Effect of Termination. If this Agreement is terminated as permitted under Section 9.1, such termination shall be without liability to any party to this Agreement or to any Affiliate of any party to this Agreement, or their respective shareholders, directors, officers, employees, controlling Persons, agents, advisors, attorneys or representatives and, following such termination, no party shall have any liability under this Agreement or relating to the transactions contemplated by this Agreement to any other party; provided, however, that no such termination shall relieve any party that has breached any provision of this Agreement from liability for such breach and any such breaching party shall remain fully liable for (i) any and all Damages incurred or suffered by another party to this Agreement as a result of such breach and (ii) any other relief a court deems appropriate. Sections 6.5 (Public Announcements), 9.2 (Effect of Termination), 11.1 (Expenses), 11.8 (Applicable Law) and 11.13 (Waiver of Jury Trial) shall survive any termination of this Agreement pursuant to this Article IX.

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by Sellers. From and after the Closing and subject to the provisions of this Article X (including the limitations set forth in Section 10.4), Sellers severally (but only on a percentage basis to the extent of their pro rata ownership of the Shares as of the Closing Date) agree to indemnify, hold harmless and defend each Purchaser Indemnified Party from and against any and all Proceedings, charges, complaints, decrees, claims and/or Liabilities, damages, penalties, Judgments, assessments, dues, Liens, fines, losses, amounts paid in settlement, costs and expenses (including reasonable attorneys’ fees, interest expense (including pre-judgment interest) and expenses and costs of investigation) (collectively, “Damages”) arising out of or relating to:

(a) any inaccuracy in or breach of any representation or warranty of Sellers or the Company contained in this Agreement; provided, however, that for purposes of calculating the amount of Damages in connection with a claim for indemnification under clause (i) above (as opposed to whether a breach occurred), all qualifications as to materiality contained in such representations and warranties shall be ignored;

(b) any breach of any covenant or agreement of Sellers or the Company, to the extent occurring prior to the Closing, contained in this Agreement; or

(c) any Excluded Liabilities.

Notwithstanding the foregoing, each Seller shall be solely responsible for all Damages arising out of his or her own breach of Section 3.1.

10.2 Indemnification by Purchaser. From and after the Closing and subject to the provisions of this Article X, Purchaser agrees to indemnify, hold harmless and defend each Seller Indemnified Party from and against any and all claims and/or Damages arising out of or relating to:

(a) any inaccuracy in or breach of any representation or warranty of Purchaser contained in this Agreement; or

(b) any breach of any covenant or agreement of Purchaser contained in this Agreement.

10.3 Indemnification Process. The party or parties making a claim for indemnification under this Article X shall be, for the purposes of this Agreement, referred to as the “Indemnified Party” and the party or parties against whom such claims are asserted under this Article X shall be, for the purposes of this Agreement, referred to as the “Indemnifying Party.” All claims by any Indemnified Party under this Article X shall be asserted and resolved as follows:

(a) In the event that (i) any claim, demand or Proceeding is asserted or instituted by any Person other than the parties to this Agreement or their Affiliates that could give rise to Damages for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such claim, demand or Proceeding, a “Third Party Claim”) or (ii) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement which does not involve a Third Party Claim (such claim, a “Direct Claim”), the Indemnified Party shall with reasonable promptness send to the Indemnifying Party a written notice specifying the nature of such Third Party Claim or Direct Claim and the amount or estimated amount thereof (which amount or estimated amount shall not be conclusive of the final amount, if any, of such Third Party Claim or Direct Claim) (a “Claim Notice”); provided, however, that a delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent that (and only to the extent that) such failure shall have caused the Damages for which the Indemnifying Party is obligated to be greater than such Damages would have been had the Indemnified Party given the Indemnifying Party proper notice.

(b) In the event of a Third Party Claim, the Indemnifying Party shall be entitled to appoint counsel of the Indemnifying Party’s choice at the expense of the Indemnifying Party to represent the Indemnified Party and any others the Indemnifying Party may reasonably designate in connection with such Third Party Claim (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party except as set forth below); provided, however, that such counsel is reasonably acceptable to the Indemnified Party. Notwithstanding an Indemnifying Party’s election to appoint counsel to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to retain separate counsel to conduct the defense of such Third Party Claim, and, only in the case of clauses (i) and (iv) below (but not clauses (ii) and (iii) below), the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if (i) the use of counsel chosen by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest, (ii) the Third Party Claim seeks an injunction or other equitable relief that would be binding on the Indemnified Party, (iii) an adverse determination with respect to the Third Party Claim could reasonably be expected to establish a material adverse precedent as to the limitations on liability set forth in the Completed Engagements or (iv) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim. If and to the extent reasonably requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party defends or, if appropriate and related to the Third Party Claim, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (A) by the Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed, or (B) by the Indemnifying Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. In the event that any Indemnified Party or Indemnifying Party settles or compromises or consents to the entry of any Judgment with respect to any Third Party Claim in violation of the preceding sentence, then such violating party shall pay and indemnify fully, hold harmless and defend the other party against any incremental or excess Damages under this Article X caused by or arising from such settlement, compromise or consent to the entry of Judgment in violation of the preceding sentence.

(c) In the event of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party within 30 Business Days of receipt of a Claim Notice whether or not the Indemnifying Party disputes such claim. If the Indemnifying Party gives timely notice disputing any claim (a “Counter Notice”), the Indemnifying Party shall promptly pay to Indemnified Party all non-disputed amounts and the parties shall attempt in good faith to agree on resolution of the disputed amount. Any amount mutually agreed upon or awarded to the Indemnified Party under a final and non-appealable Judgment shall be paid by the Indemnifying Party within five Business Days following execution of such agreement or the entering of such Judgment, as applicable. If no Counter Notice is received by the Indemnified Party within the 30 Business Days, then the dollar amount of the Claim as set forth in the original notice shall be deemed established for purposes of this Agreement and, at the end of such 30-Business Day period, the Indemnifying Party shall make a payment to the Indemnified Party in the dollar amount claimed in the Indemnified Party’s notice.

(d) From and after the delivery of a Claim Notice relating to a Third Party Claim under this Agreement, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its representatives all reasonable access to the books, records and properties of such Indemnified Party to the extent reasonably related to the matters to which the Third Party Claim relates. All such access shall be granted during normal business hours and shall be granted under conditions that will not unreasonably interfere with the business and operations of such Indemnified Party. The Indemnifying Party shall not, and shall require that its representatives do not, use (except in connection with such Third Party Claim) or disclose to any third Person other than the Indemnifying Party’s representatives (except as may be required by applicable Law or in connection with a Third Party Claim, in which case the Indemnifying Party will use its commercially reasonable efforts to obtain an appropriate protective order) any information obtained pursuant to this Section 10.3(d) which is designated as confidential by an Indemnified Party.

10.4 Limitations on Indemnity Payments. (a) No claim for indemnification under Section 10.1(a) may be made by the Purchaser Indemnified Parties, and no payment in respect of a claim for indemnification shall be required from Sellers, unless and to the extent the aggregate amount of Damages which the Purchaser Indemnified Parties have incurred exceeds $650,000 (the “Basket”), after which Purchaser Indemnified Parties shall be fully indemnified, subject to Section 10.4(b), for all Damages without regard to the Basket; provided, however, that the Basket shall not apply to, and Purchaser Indemnified Parties shall be entitled to indemnification without regard to satisfaction of the Basket with respect to (i) claims for fraud, willful misrepresentation or intentional breach or (ii) claims for breach of the representations or warranties made in Sections 3.1, 3.2, 3.3, 3.7, 4.1, 4.2, 4.3, 4.4, 4.7 and 4.17.

(b) The maximum aggregate amount of Damages against which the Purchaser Indemnified Parties shall be entitled to be indemnified under Section 10.1(a) with respect to all claims thereunder shall be $20,000,000; provided, however, that the Purchaser Indemnified Parties shall be entitled to indemnification without regard to the foregoing indemnification cap with respect to (i) claims for fraud, willful misrepresentation or intentional breach or (ii) claims for breach of the representations or warranties made in Sections 3.1, 3.2, 3.3, 3.7, 4.1, 4.2, 4.3, 4.4, 4.7 and 4.17.

10.5 Offset Rights. Purchaser shall have the right to withhold or offset payments under this Agreement, including (a) any portion of the Receivables Holdback owed to Sellers pursuant to Section 2.4 and (b) the Earn-Out Payments, against any payments that Sellers owe a Purchaser Indemnified Party under this Article X. Notwithstanding the foregoing, the withholding and offset rights set forth in this Section 10.5 shall in no way be deemed to limit or override Purchaser’s other remedies and rights under this Agreement or under applicable Law.

10.6 Characterization of Indemnification Payments. Purchaser and Sellers agree to treat any payment made under this Article X as an adjustment to the Purchase Price. If, contrary to the intent of Purchaser and Sellers as expressed in the preceding sentence, any payment made pursuant to this Article X is treated as taxable income of an Indemnified Party, then the Indemnifying Party shall indemnify and hold harmless the Indemnified Party from any liability for Taxes attributable to the receipt of such payment.

10.7 Insurance; Tax Benefits. Any Indemnified Party having a claim under this Article X shall make a good faith effort to recover all Damages from insurers of such Indemnified Party under applicable insurance policies (whether obtained pursuant to Section 6.7 or otherwise available) so as to reduce the amount of any Damages hereunder. Any indemnification payments made under this Article X shall be paid by the Indemnifying Party net of any Tax benefits if and when actually realized by the Indemnified Party on account of the Damages for which Indemnification is being sought.

10.8 Survival. The representations and warranties of the Company, Sellers and Purchaser contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 10.8. Any and all claims for indemnification under this Article X arising out of the inaccuracy or breach of any representation or warranty of Sellers, the Company or Purchaser must be made prior to the termination of the applicable survival period, it being understood that in the event notice of any claim for indemnification under Section 10.1 or 10.2 shall have been given within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved. All of the representations and warranties of the Company, Sellers and Purchaser contained in this Agreement and any and all claims and causes of action for indemnification under this Article X with respect thereto shall terminate two years after the Closing Date; provided, however, that the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.7, 4.1, 4.2, 4.3, 4.4, 5.1, 5.2, 5.3 and 5.7 shall survive indefinitely after the Closing Date and the representation and warranties contained in Sections 4.17 and 4.19 shall survive for the applicable statute of limitations period.

ARTICLE XI

GENERAL PROVISIONS

11.1 Expenses. Except as otherwise provided in this Agreement, each party to this Agreement shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement. Except as provided in Section 6.6(c), the parties to this Agreement agree that all applicable excise, documentary, filing, recordation and other similar Taxes, levies, fees and charges, if any (including all real estate transfer Taxes and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the transactions contemplated by this Agreement shall be borne by the party on which such Taxes, levies, fees or charges are imposed by operation of law. Each party to this Agreement agrees to file all necessary documentation (including all Tax Returns) with respect to such Taxes in a timely manner.

11.2 Further Assurances. From time to time after the Closing and without further consideration, each of the parties, upon the request of the other party and at such other party’s expense, shall (a) execute and deliver such documents and instruments of conveyance and transfer as such other party may reasonably request in order to consummate more effectively the terms of this Agreement (including the purchase and sale of the Shares as contemplated by this Agreement and the vesting in Purchaser of title to the Shares transferred under this Agreement) and (b) take such actions and furnish such information as may be necessary for the operation, administration or winding up of the Company.

11.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by Purchaser and Sellers.

11.4 Assignment. The Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no assignment of any rights or obligations shall be made by Sellers without the consent of Purchaser or by Purchaser without the consent of Sellers, except that Purchaser may assign its rights hereunder without such consent to any of its Affiliates.

11.5 Waiver. Either Purchaser or Sellers may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other (and in the case of Purchaser, waive any inaccuracies in the representations and warranties of the Company) contained in this Agreement or in any document delivered by the other pursuant to this Agreement or (c) waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the other (and in the case of Purchaser, waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the Company). Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.

11.6 Notices. Any notices or other communications required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or upon receipt after dispatch by registered or certified mail, postage prepaid, addressed as follows:

If to Sellers or the Company prior to the Closing:

Wellspring Partners LTD. 123 North Wacker Drive, Suite 900 Chicago, Illinois 60606
Attention: Facsimile:	David M. Shade (312) 345-9043

If to Sellers after the Closing:

David M. Shade, as Sellers’ Representative 7303 Fairway Drive Crystal Lake, Illinois 60014
Facsimile:	(815) 455-0728

In either case, with a copy to:

McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606
Attention: Facsimile:	Lisa M. Kaderabek (312) 984-7700

If to Purchaser, or to the Company after the Closing, to:

Huron Consulting Group Holdings LLC 550 W. Van Buren Street Chicago, Illinois 60607
Attention: Gary L. Burge Facsimile: (312) 583-8752

With a copy to:

Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606
Attention: David A. Carpenter Facsimile: (312) 701-7711

or such other address as the Person to whom notice is to be given has furnished in writing to the other party. A notice of change in address shall not be deemed to have been given until received by the addressee.

11.7 Headings and Schedules. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The disclosure or inclusion of any matter or item on any Schedule of the Disclosure Schedules shall not be deemed an acknowledgment or admission that any such matter or item is required to be disclosed or is material for purposes of the representations and warranties set forth in this Agreement.

11.8 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF OR OF ANY OTHER JURISDICTION, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES UNDER THIS AGREEMENT SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

11.9 No Third Party Rights. Except as specifically provided in Article X, this Agreement is intended to be solely for the benefit of the parties to this Agreement and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties to this Agreement.

11.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

11.11 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected and there shall be deemed substituted for the provision or provisions at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

11.12 Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) sets forth the entire understanding and agreement among the parties as to the matters covered in this Agreement and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect to such understanding, agreement or statement.

11.13 Waiver of Jury Trial. Each party to this Agreement irrevocably waives the right to a trial by jury in connection with any matter arising out of this Agreement and, to the fullest extent permitted by applicable Law.

11.14 Fair Construction. This Agreement shall be deemed to be the joint work product of Purchaser and Sellers without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting party shall not be applicable.

11.15 Sellers’ Representative. (a) Sellers, by virtue of their execution of this Agreement, hereby irrevocably appoint David M. Shade, as their “Sellers’ Representative” for purposes of this Agreement and Consent to the taking by the Sellers’ Representative of any and all actions and the making of any decisions required or permitted to be taken by them under this Agreement, including without limiting the generality of the foregoing, the right to receive and pay funds on behalf of each Seller, to waive, modify or amend any of the terms of this Agreement in any respect, whether or not material, and to settle indemnification claims or any disputed matters arising under this Agreement. By its execution below, the Sellers’ Representative hereby accepts its appointment as the Sellers’ Representative for purposes of this Agreement. Purchaser shall be entitled to deal exclusively with the Sellers’ Representative on all matters relating to this Agreement, except as otherwise instructed by the Sellers’ Representative.

(b) The Sellers’ Representative shall be authorized to take any action and to make and deliver any certificate, notice, consent or instrument required or permitted to be made or delivered under this Agreement (an “Instrument”) which the Sellers’ Representative determines in his discretion to be necessary, appropriate or desirable, and, in connection therewith, to hire or retain, at the sole expense of Sellers, such counsel, investment bankers, accountants, representatives and other professional advisors as he determines in his sole and absolute discretion to be necessary, advisable or appropriate in order to carry out and perform his rights and obligations hereunder. Any party receiving an Instrument from the Sellers’ Representative shall have the right to rely in good faith upon such certification, and to act in accordance with the Instrument without independent investigation.

(c) If the Sellers’ Representative shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of Sellers, then Sellers shall, within ten days after such death or disability, appoint a successor representative. Any such successor shall become a “Sellers’ Representative” for purposes of this Agreement.

(d) Sellers hereby forever release and discharge the Sellers’ Representative, legal counsel and accountants for the Sellers’ Representative (collectively, the “Released Parties”) of and from any and all claims and demands of every kind and nature, known or unknown, suspected and unsuspected, disclosed and undisclosed, for Damages actual and consequential, past, present and future, arising out of or in any way connected with the actions of any released party so long as such released party is acting within his, her or its capacity and the mandate of the sole of Sellers’ Representative as contemplated by this Agreement.

[Signature Page Follows]

Each of the parties to this Agreement has caused this Agreement to be executed as of the day and year first above written.

COMPANY:

WELLSPRING PARTNERS LTD.

By:	/s/ David M. Shade
Name: David M. Shade
Title: Principal & CEO

SELLERS:

STEPHEN L. FURRY

/s/ Stephen L. Furry

JANICE JAMES

/s/ Janice James

RAMONA G. LACY

/s/ Ramona G. Lacy

GORDON J. MOUNTFORD

/s/ Gordon J. Mountford

DENNIS J. PATTERSON

/s/ Dennis J. Patterson

DAVID M. SHADE

/s/ David M. Shade

JOHN F. TISCORNIA

/s/ John F. Tiscornia

GEORGE W. WHETSELL

/s/ George W. Whetsell

PURCHASER:

HURON CONSULTING GROUP HOLDINGS LLC

By:	/s/ Daniel P. Broadhurst
Name:	Daniel P. Broadhurst
Title:	Vice President of Operations